Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 October 2022

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, cost reductions, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: the Covid-19 pandemic and its impact on NatWest Group; planned cost reductions, disposal losses and strategic costs; implementation of NatWest Group’s purpose-led strategy and other strategic priorities (including in relation to: its phased withdrawal from ROI, the NWM Refocusing and investment programmes relating to digital transformation of its operations and services and inorganic opportunities); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to high inflation, supply chain disruption and the Russian invasion of Ukraine); the impact of the COVID-19 pandemic on NatWest Group and its customers; uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s purpose-led Strategy; refocusing of its NWM franchise; and the effect of the COVID-19 pandemic on NatWest Group’s strategic objectives and targets); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England ; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; goodwill impairment; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group’s climate change strategy, including publication of an initial climate transition plan in 2023 and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems (including those that enable remote working); attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to alternative risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group – Form 6-K Q3 Results 2022	1

Forward-looking statements continued

Climate and ESG disclosures

Climate and ESG disclosures in this report are not measures within the scope of International Financial Reporting Standards (‘IFRS’) and use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis and net zero strategy remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on Climate and ESG measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining Climate and ESG related metrics. As a result, we expect that certain climate and ESG disclosures made in this report are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2021 Climate-related Disclosures Report.

Disclaimer

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information

‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC. The term ‘RBSI Limited’ refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). References to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively, and references to ‘cents’ represent cents in the European Union (‘EU’).

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021

NatWest Group – Form 6-K Q3 Results 2022	2

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. For details of the basis of preparation and reconciliations where appropriate refer to the Appendix in this announcement. These measures include:

1. Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

2. Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

3. Go-forward group profit before impairment releases/(losses)

Go-forward group profit before impairment releases/(losses) is calculated as total profit before impairment releases/(losses) less Ulster Bank RoI loss before impairment (losses)/releases.

4. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

5. Cost:income ratio

The cost:income ratio is calculated as total operating expenses less operating lease depreciation divided by total income less operating lease depreciation. The cost:income ratio of the Go-forward group excludes Ulster Bank RoI.

This is a common metric used to compare profitability across the banking industry.

6. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as annualised profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go forward RWAe applying factor is the Go- forward group average RWAe as a percentage of total NatWest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

7. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional tangible equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

8. Bank net interest margin

Bank net interest margin is defined as annualised net interest income of the Go-forward group, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors.

NatWest Group – Form 6-K Q3 Results 2022	3

Non-IFRS financial measures continued

9. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

10. Go-forward group net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions. Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

11. Go-forward group customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits.

Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with the European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan:deposit ratio

Loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos.

This is a common metric used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers.

2. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans.

3. Funded assets

Funded assets are calculated as total assets less derivative assets.

This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4. AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional franchises.

Private Banking is the centre of expertise for asset management across NatWest Group servicing all client segments across Retail, Banking, Private Banking and Commercial & Institutional.

5. Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). Net new money excludes the impact of EEA resident client outflows following the UK’s exit from the EU.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional.

6. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

7. Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios.

Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

NatWest Group – Form 6-K Q3 Results 2022	4

NatWest Group plc

Q3 2022 Interim Management Statement

Chief Executive, Alison Rose, commented:

“In a challenging environment, NatWest Group continues to deliver a strong financial performance; supporting our customers, responsibly growing our lending and making significant investments to transform the bank.

At a time of increased economic uncertainty, we are acutely aware of the challenges that people, families and businesses are facing up and down the country. Although we are not yet seeing signs of heightened financial distress, we are very conscious of the growing concerns of our customers and we are closely monitoring any changes to their finances or behaviours.

The bank’s strong capital and liquidity mean we are able to help those who are likely to need it the most, through support for our community partners, proactive outreach to our customers or targeted lending packages for the most impacted sectors.”

Strong Q3 2022 performance

–	Q3 2022 attributable profit of £187 million and a return on tangible equity of 2.9% and 12.1% excluding Ulster Bank RoI.

–	Total income of £3,229 million was £543 million, or 20.2%, higher compared with Q3 2021. Excluding notable items, income in the Go-forward group increased by £923 million, or 36.8%, compared with Q3 2021 principally reflecting the impact of volume growth, increased transactional related fees and yield curve movements.

–	Net interest margin of 1.91% was 22 basis points higher compared with Q2 2022. Bank net interest margin (NIM) of 2.99% was 27 basis points higher than Q2 2022 driven by the impact of base rate rises.

–	Total operating expenses of £5,549 million were £119 million, or 2.2% higher for the year to date. Other operating expenses in the Go-forward group were £87 million, or 1.8%, higher for the year to date. We do, however, remain on track to achieve our 2022 go-forward group other operating expenses cost reduction target of around 3%.

–	A net impairment charge of £247 million (£242 million in the Go-forward group) in Q3 2022 principally reflects revision of scenario weightings, with more weight being placed on the downside scenario, and not due to underlying book performance where conditions continue to be benign.

–	Total Ulster Bank RoI including discontinued operations reported a loss of £552 million (€652 million) in the quarter, which included a £355 million (€419 million) loss associated with the reclassification of UBIDAC mortgages to fair value.

Robust balance sheet with strong capital and liquidity levels

–	Total net lending of £371.8 billion was £9.2 billion, or 2.5%, higher compared with Q2 2022. Net lending balances for the Go-forward group increased by £9.9 billion during Q3 2022 to £371.5 billion, with growth balanced across the business.

–	Customer deposits of £473.0 billion were £19.1 billion, or 3.9%, lower compared with Q2 2022. Go-forward group customer deposits decreased by £14.5 billion to £461.7 billion compared with Q2 2022, primarily driven by a reduction in Treasury repo activity of £7.6 billion and an £8.0 billion reduction in Commercial & Institutional reflecting reversal of short term inflows in Q2 2022 and general seasonal fluctuations in liquidity.

–	The liquidity coverage ratio (LCR) of 156%, representing £67.8 billion headroom above 100% minimum requirement, decreased by 3 percentage points compared with Q2 2022, reflecting shareholder distributions, redemption of senior debt and maturing commercial papers and certificates of deposit.

–	CET1 ratio of 14.3% was flat on Q2 2022 as the attributable profit and reduction in RWAs was offset by accruals for foreseeable dividends and pension contributions.

–	RWAs reduced by £1.3 billion in the quarter to £178.5 billion.

Outlook 2023(2)

In 2023, we continue to expect to achieve our planned return on tangible equity in the range of 14-16%.

However, reflecting changes in the economic outlook since H1 2022, the composition of those returns will be different:

–	Income will be higher supported by higher interest rates.

–	We no longer expect costs to be broadly stable given increased inflationary pressures.

–	Our loan book is performing well, and while we expect impairments to increase, we remain comfortable with our through the cycle impairment loss rate guidance of 20-30 basis points, including in 2023.

Outlook 2022(2)

–	At today’s Bank of England base rate of 2.25% we expect 2022 income excluding notable items to be around £12.8 billion in the Go-forward group. We expect NIM to be greater than 2.80% for full year 2022 in the Go-forward group.

Other than as stated above, we retain the outlook guidance provided in the 2022 Interim Results.

(1)	Go-forward group excludes Ulster Bank RoI and discontinued operations.

(2)	The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2021 Annual Report on Form 20-F and the Summary Risk Factors in the NatWest Group plc 2022 Interim Results. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group – Form 6-K Q3 Results 2022	5

Our Purpose in action

We champion potential, helping people, families and businesses to thrive. We are doing this by breaking down barriers, building financial confidence and delivering sustainable growth and returns by living up to our purpose. Some key achievements include:

People and families

–	8.3 million proactive contacts to our retail customers with support and information on the cost of living so far in 2022.

–	Helped c.0.6 million customers with financial health checks so far in 2022, allowing them to organise their finances.

–	Launched benefits calculator(1) as part of the Cost of Living Hub and increased the interest paid on our Digital Regular Saver to 5%.

–	We extended our mortgage early refinance window from four months to six months, providing some eligible customers that refinanced in Q3 2022 with a saving of around 2% on their next mortgage rate.

–	In Retail Banking, we have completed £2.1 billion of green mortgages(2), which give a discounted interest rate to energy efficient properties, since they were launched in Q4 2020, including £668 million in Q3 2022.

Businesses

–	Contacted c.0.8 million business customers, providing support and advice with the cost of doing business through c.3 million pieces of proactive communication.

–	Continue to look at ways to support SMEs, for example through the freezing of fees on Business Current accounts for 12 months, and through our dedicated SME ecosystem with access to specialist relationship managers and business hubs.

–	Working with the UK’s largest debt charity, Step Change, donating £2 million to help fund an independent debt advice service for SMEs.

–	Completed £6.2 billion of climate and sustainable funding and financing in Q3 2022, bringing the cumulative contribution to £26.2 billion against our target of £100 billion between 1 July 2021 and the end of 2025.

–	Lowered the application threshold for our Green Loan offering for SMEs, from £50,000 to £25,000, helping more businesses transition to net zero.

–	Launched the NatWest Carbon Planner in August 2022, a free to use digital platform designed to help UK businesses reduce their carbon footprint.

Colleagues

–	Our new Partner Leave Policy(3) will provide the same pay and leave entitlement to all eligible new parents, regardless of gender, helping to support wider cultural change by promoting a shared approach to childcare responsibilities early on.

–	Launched the Peppy Health App, a brand-new digital product providing colleagues and their partners with online support on the menopause as well as access to specialist clinicians. The Peppy App provides support for colleagues at any stage of the menopause, from as early as having initial symptoms to post-menopause.

–	Targeted action to provide long-term support through a permanent increase in base pay for our lowest paid colleagues, globally. c.22,000 colleagues received a pay rise, effective from 1 September 2022. In the UK, a 4% salary rise for those earning less than £32,000.

–	246 apprentices have joined the bank so far in 2022(4), with a further c.50 due to join before the end of the year.

Communities

–	Launched our Greener Homes Retrofit Project with our Sustainable Homes and Buildings Coalition partners. This involves supporting households to improve the energy efficiency of their homes.

–	The DEC Ukraine Humanitarian Appeal has exceeded £10 million in donations from NatWest Group colleagues and customers. This includes £2.5 million matching from the bank, over £2.3 million in Reward donations (including Gift Aid) and £284,000 (including Gift Aid) donated by colleagues through our SponsorMe page.

–	MoneySense has helped almost c.0.9 million young people learn about money in 2022 so far, and is used in 58% of schools. Our CareerSense programme has reached over 7,700 young people, through workshops in schools, paid placements/insight weeks and Find Your Path programme.

–	Since 1 January 2022, our colleagues have given back c.48,000 hours of volunteering leave within work time and fundraised c.£2.4 million for charitable causes.

(1)	Benefits calculator launched in October 2022.

(2)	Green mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for Purchase, Porting & Re-mortgage applications.

(3)	Our Partner Leave policies will replace existing Paternity Leave policies from 1 January 2023 in the UK, Guernsey, Jersey, Gibraltar, Republic of Ireland, India and Poland.

(4)	Apprentices who have joined the bank as at 25 October 2022.

NatWest Group – Form 6-K Q3 Results 2022	6

Business performance summary

	Nine months ended		Quarter ended
	30 September 2022 £m	30 September 2021 £m	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Continuing operations
Total income	9,448	7,827	3,229	3,211	2,686
Operating expenses	(5,549)	(5,430)	(1,896)	(1,833)	(1,931)
Profit before impairment (losses)/releases	3,899	2,397	1,333	1,378	755
Operating profit before tax	3,706	3,301	1,086	1,396	976
Excluding notable items within total income (1)
Total income excluding notable items (2)	9,295	7,679	3,397	3,114	2,568
Operating expenses	(5,549)	(5,430)	(1,896)	(1,833)	(1,931)
Profit before impairment (losses)/releases and excluding notable items	3,746	2,249	1,501	1,281	637
Operating profit before tax and excluding notable items	3,553	3,153	1,254	1,299	858
Go-forward group (3)
Total income (2)	9,452	7,705	3,266	3,199	2,629
Total income excluding notable items (2)	9,299	7,557	3,434	3,102	2,511
Other operating expenses	(4,902)	(4,815)	(1,661)	(1,636)	(1,524)
Profit before impairment (losses)/releases (2)	4,271	2,626	1,484	1,507	810
Return on tangible equity (2)	13.5%	11.4%	12.1%	16.5%	8.6%
Cost:income ratio (2)	54.4%	65.4%	54.1%	52.4%	68.8%
Performance key metrics and ratios
Bank net interest margin (2,4)	2.73%	2.32%	2.99%	2.72%	2.28%
Bank average interest earning assets (2,4)	£341bn	£323bn	£350bn	£340bn	£325bn
Cost:income ratio (2)	58.3%	69.0%	58.3%	56.7%	71.5%
Loan impairment rate (2)	7bps	(33bps)	26bps	(2bps)	(24bps)
Profit attributable to ordinary shareholders	2,078	2,516	187	1,050	674
Total earnings per share attributable to ordinary shareholders - basic (5)	20.9p	23.1p	1.9p	10.8p	6.3p
Return on tangible equity (2)	10.0%	10.7%	2.9%	15.2%	8.5%

(1)	Refer to page 9 for details of notable items within total income.

(2)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(3)	Go-forward group excludes Ulster Bank RoI and discontinued operations.

(4)	NatWest Group excluding Ulster Bank RoI and liquid asset buffer.

(5)	At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares for earnings per share has been adjusted retrospectively.

NatWest Group – Form 6-K Q3 Results 2022	7

Business performance summary continued

	30 September 2022 £bn	30 June 2022 £bn	31 December 2021 £bn
Balance sheet
Total assets	801.5	806.5	782.0
Funded assets (1)	660.5	697.1	675.9
Loans to customers - amortised cost	371.8	362.6	359.0
Loans to customers and banks - amortised cost and FVOCI	384.5	376.4	369.8
Go-forward group net lending (1)	371.5	361.6	352.3
Total impairment provisions (2)	3.4	3.5	3.8
Expected credit loss (ECL) coverage ratio	0.88%	0.93%	1.03%
Assets under management and administration (AUMA) (1)	32.3	32.9	35.6
Go-forward group customer deposits (1)	461.7	476.2	461.4
Customer deposits	473.0	492.1	479.8
Liquidity and funding
Liquidity coverage ratio (LCR)	156%	159%	172%
Liquidity portfolio	251	268	286
Net stable funding ratio (NSFR) (3)	148%	153%	157%
Loan:deposit ratio (1)	75%	71%	72%
Total wholesale funding	75	76	77
Short-term wholesale funding	24	24	23
Capital and leverage
Common Equity Tier (CET1) ratio (4)	14.3%	14.3%	18.2%
Total capital ratio (4)	19.2%	19.3%	24.7%
Pro forma CET1 ratio, pre foreseeable items (5)	14.7%	15.6%	19.5%
Risk-weighted assets (RWAs)	178.5	179.8	157.0
UK leverage ratio (4)	5.2%	5.2%	5.9%
Tangible net asset value (TNAV) per ordinary share (6)	250p	267p	272p
Number of ordinary shares in issue (millions) (6)	9,650	10,436	11,272

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Includes £0.1 billion relating to off-balance sheet exposures (30 June 2022 - £0.1 billion; 31 December 2021 - £0.1 billion).

(3)	The NSFR is presented on a spot basis.

(4)	Refer to the Capital, liquidity and funding risk section for details of basis of preparation. On 1 January 2022 the proforma CET1 ratio was 15.9% following regulatory changes.

(5)	The pro forma CET1 ratio at 30 September 2022 excludes foreseeable items of £668 million; £386 million for ordinary dividends and £282 million foreseeable charges (30 June 2022 excludes foreseeable items of £2,341 million: £500 million for ordinary dividends, £1,750 million for special dividends and £91 million foreseeable charges; 31 December 2021 excludes foreseeable charges of £2,036 million: £846 million for ordinary dividends and £1,190 million foreseeable charges and pension contributions).

(6)	The number of ordinary shares in issue excludes own shares held. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted for the effect of the share consolidation referred to in footnote 5 on the previous page.

NatWest Group – Form 6-K Q3 Results 2022	8

Summary consolidated income statement for the period ended 30 September 2022

	Nine months ended		Quarter ended
	30 September 2022 £m	30 September 2021 £m	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Net interest income	6,974	5,613	2,640	2,307	1,869
Non-interest income	2,474	2,214	589	904	817
Total income	9,448	7,827	3,229	3,211	2,686
Litigation and conduct costs	(294)	(276)	(125)	(67)	(294)
Other operating expenses	(5,255)	(5,154)	(1,771)	(1,766)	(1,637)
Operating expenses	(5,549)	(5,430)	(1,896)	(1,833)	(1,931)
Profit before impairment (losses)/releases	3,899	2,397	1,333	1,378	755
Impairment (losses)/releases	(193)	904	(247)	18	221
Operating profit before tax	3,706	3,301	1,086	1,396	976
Tax charge	(1,229)	(762)	(434)	(409)	(330)
Profit from continuing operations	2,477	2,539	652	987	646
(Loss)/profit from discontinued operations, net of tax	(206)	275	(396)	127	98
Profit for the period	2,271	2,814	256	1,114	744
Attributable to:
Ordinary shareholders	2,078	2,516	187	1,050	674
Preference shareholders	-	14	-	-	5
Paid-in equity holders	188	241	67	62	63
Non-controlling interests	5	43	2	2	2
	2,271	2,814	256	1,114	744

Notable items within total income (1)
Commercial & Institutional
Fair value, disposal losses and asset disposals/strategic risk reduction	(45)	(70)	-	(45)	(8)
Tax variable lease repricing	-	32	-	-	-
Own credit adjustments (OCA)	61	3	9	34	2
Central items & other
Share of associate (losses)/profits for Business Growth Fund	(29)	208	(16)	(36)	79
Loss on redemption of own debt	(161)	(138)	(137)	-	-
Liquidity Asset Bond sale (losses)/gains	(88)	70	(124)	(5)	45
Interest and FX risk management derivatives not in accounting hedge relationships	415	44	100	149	-
Own credit adjustments (OCA)	-	(1)	-	-	-
Total	153	148	(168)	97	118

(1)	Refer to page 44 of the Non-IFRS financial measures appendix.

Non-IFRS financial measures

This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations, where applicable, refer to the appendix.

NatWest Group – Form 6-K Q3 Results 2022	9

Business performance summary

Chief Financial Officer review

The results for the quarter have been impacted by a significant loss in Ulster Bank RoI as we continue our withdrawal from the Republic of Ireland, however operating performance in the Go-forward group was strong, delivering a RoTE of 12.1%. We continue to monitor the evolving economic outlook, particularly any impacts on NatWest Group and our customers from higher interest rates and inflationary pressures and recent pressure on sterling, gilts and pension fund liabilities. NatWest Group’s capital and liquidity position remains robust.

Financial performance

Total income of £3,229 million was £543 million, or 20.2%, higher compared with Q3 2021. Total income in the Go-forward group increased by 24.2% to £3,266 million compared with Q3 2021. Excluding notable items, income was £923 million, or 36.8%, higher than Q3 2021 driven by volume growth, increased transactional related fees, higher trading income and favourable yield curve movements.

Net interest margin of 1.91% was 22 basis points higher compared with Q2 2022. Bank NIM of 2.99% was 27 basis points higher than Q2 2022 principally reflecting the impact of recent base rate increases.

Total operating expenses of £5,549 million were £119 million, or 2.2% higher for the year to date. Other operating expenses in the Go-forward group were £137 million, or 9.0%, higher than Q3 2021 principally driven by strategic investment in key areas, including data and financial crime, resulting in an increase of £87 million, or 1.8%, for the year to date.

A net impairment charge of £247 million (£242 million for the Go-forward group) for Q3 2022 principally reflects an increase in the charge relating to good book exposures, driven by revision of scenario weightings with more weight being placed on the downside scenarios. We continue to see low levels of Stage 3 defaults. Compared with Q2 2022, our ECL provisions have reduced by £0.1 billion to £3.4 billion, and our ECL coverage ratio has decreased from 0.93% to 0.88%. The element of our economic uncertainty post model adjustments (PMA) that relates to COVID-19 risks has been reduced, which, when combined with revising our scenario weightings, has allowed us to reduce the amount we hold as economic uncertainty PMA to £0.5 billion, or 16.1% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures on the UK economy and our customers.

After including a charge of £355 million (€419 million) in relation to the reclassification of UBIDAC mortgages to fair value, we report a Q3 2022 attributable profit of £187 million, with earnings per share of 1.9 pence and a RoTE of 2.9% for NatWest Group.

Retail Banking gross new mortgage lending was £11.0 billion in Q3 2022, compared with £8.3 billion in Q3 2021 and £9.8 billion in Q2 2022, bringing gross new lending for the year to £29.9 billion. Unsecured balances in Retail Banking grew £0.2 billion in the quarter as customer demand remained strong. Total net lending of £371.8 billion was £9.2 billion, or 2.5%, higher compared with Q2 2022. Go-forward group net lending increased by £9.9 billion, or 2.7%, in the quarter including £3.9 billion of mortgage lending growth in Retail Banking and £4.6 billion of growth in Commercial & Institutional. Wholesale lending was strong across the whole book, with most activity in Commercial & Institutional. Government Scheme lending continues to reduce, with £0.6 billion repaid in the quarter.

Customer deposits of £473.0 billion were £19.1 billion, or 3.9%, lower compared with Q2 2022. Customer deposits in the Go-forward group decreased by £14.5 billion, or 3.0%, in the quarter. Retail Banking deposits remained stable, with the decrease primarily driven by an £8.0 billion reduction in Commercial & Institutional reflecting the reversal of short term inflows in Q2 2022 and general seasonal fluctuations in liquidity and a reduction in Treasury repo activity of £7.6 billion. In the Go-forward group around 60% of our customer deposits are interest bearing and the bank has passed on 25-30% of the 215 basis point UK base rate rises since Q4 2021.

TNAV per share decreased by 17 pence in the quarter to 250 pence principally reflecting movements in cashflow hedging reserves and dividend payments, offset by the impact of the share consolidation.

Capital and leverage

The Group Pension Fund is holding sufficient collateral and cash for current market levels and the robust risk management of the Fund has negated any need to sell assets to meet collateral calls to date. The Fund remains in surplus and funding levels have improved since the last valuation. The NatWest Group’s exposure to LDI funds through secured lending (repo) or derivatives is collateralised on a daily basis.

The CET1 ratio remains robust at 14.3%, or 14.1% excluding IFRS 9 transitional relief, and was flat on Q2 2022 as the attributable profit and reduction in RWAs was offset by accruals for foreseeable dividends and pension contributions. The total capital ratio decreased by 10 basis points to 19.2%.

RWAs reduced by £1.3 billion in the quarter to £178.5 billion reflecting disposal activity in Ulster Bank RoI, partially offset by lending growth, FX movements and market risk.

Funding and liquidity

The LCR decreased by 3 percentage points to 156%, representing £67.8 billion headroom above 100% minimum requirement. The main drivers of this include shareholder distributions, redemption of Senior debt and maturing commercial papers and certificates of deposit, coupled with a reduction in customers deposits and increased lending to our customers. Total wholesale funding reduced by £1.4 billion in the quarter to £75.0 billion. Short term wholesale funding increased by £0.2 billion in the quarter to £23.8 billion.

NatWest Group – Form 6-K Q3 Results 2022	10

Business performance summary

Retail Banking

	Quarter ended
	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Total income	1,475	1,337	1,131
Operating expenses	(693)	(597)	(552)
of which: Other operating expenses	(630)	(593)	(537)
Impairment losses	(116)	(21)	(16)
Operating profit	666	719	563

Return on equity	27.0%	29.5%	29.9%
Net interest margin	2.85%	2.62%	2.29%
Cost:income ratio	47.0%	44.7%	48.8%
Loan impairment rate	24bps	4bps	4bps

	As at
	30 September 2022 £bn	30 June 2022 £bn	31 December 2021 £bn
Net loans to customers (amortised cost)	192.8	188.7	182.2
Customer deposits	190.9	190.5	188.9
RWAs	53.0	53.0	36.7

During Q3 2022, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 27.0% and an operating profit of £666 million.

We continue to support our customers facing the rising cost of living financial challenges during Q3 2022. In addition to the measures taken during H1 2022, we have increased the support available to our mortgage customers during their roll-off period by extending the roll-off window from 4 to 6 months, giving customers more time to select their follow on product and secure rates in advance. We have also proactively engaged with those customers identified as potentially income stretched to make them aware of the support available, and offered pre-screening toolkits and soft scoring to help customers understand what borrowing they are eligible for and what their repayments would be.

Retail Banking completed £1.1 billion of climate and sustainable funding and financing in Q3 2022.

Q3 2022 performance

–	Total income was £344 million, or 30.4%, higher than Q3 2021 reflecting higher deposit income, supported by interest rate rises, strong loan growth and higher transactional-related fee income, partially offset by lower mortgage margins and the impact of the summer fee-free overseas spending offer.

–	Net interest margin was 23 basis points higher than Q2 2022 reflecting higher deposit returns, partly offset by mortgage margin pressure. Mortgage back book margin was 138 basis points in the period.

–	Operating expenses of £693 million were £141 million, or 25.5%, higher compared with Q3 2021. Other operating expenses were £93 million, or 17.3%, higher than Q3 2021 primarily due to higher marketing spend, higher fraud losses and increased investment in financial crime prevention, combined with the impact of pay awards to support colleague cost of living challenges. This was partly offset by a 9.3% headcount reduction as a result of the continued digitalisation, automation and improvement of end-to-end customer journeys.

–	Impairment losses of £116 million in Q3 2022 reflect a revision of the economic scenario weightings, with more weight being placed on the downside, and continued low level of stage 3 defaults.

–	Customer deposits increased by £0.4 billion, or 0.2%, in Q3 2022 including the impact of customers utilising savings balances over the summer period.

–	Net loans to customers increased by £4.1 billion, or 2.2%, in Q3 2022 mainly reflecting continued mortgage growth of £3.9 billion, with gross new mortgage lending of £11.0 billion representing flow share of around 13%. Personal advances increased by £0.1 billion and cards balances increased by £0.1 billion in Q3 2022 reflecting continued strong customer demand.

–	RWAs remained broadly in line with Q2 2022 at £53.0 billion with lending growth offset by quality improvements.

NatWest Group – Form 6-K Q3 Results 2022	11

Business performance summary

Private Banking

	Quarter ended
	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Total income	285	245	195
Operating expenses	(139)	(146)	(116)
of which: Other operating expenses	(138)	(146)	(119)
Impairment (losses)/releases	(7)	6	15
Operating profit	139	105	94
Return on equity	31.8%	23.5%	18.1%
Net interest margin	4.37%	3.60%	2.60%
Cost:income ratio	48.8%	59.6%	59.5%
Loan impairment rate	15bps	(13)bps	(32)bps
Net new money (£bn) (1)	0.3	0.6	0.7

	As at
	30 September 2022 £bn	30 June 2022 £bn	31 December 2021 £bn
Net loans to customers (amortised cost)	19.1	18.8	18.4
Customer deposits	42.2	41.6	39.3
RWAs	11.1	11.3	11.3
Assets under management (AUMs) (1)	27.6	28.1	30.2
Assets under administration (AUAs) (1)	4.7	4.8	5.4
Total assets under management and administration (AUMA) (1)	32.3	32.9	35.6

(1)	Refer to page 52 of the Non-IFRS financial measures appendix.

During Q3 2022, Private Banking provided a strong operating performance with continued balance growth, delivering a return on equity of 31.8% and operating profit of £139 million.

We have continued to support our clients in helping them deal with financial challenges as a result of rising inflation and the volatile market environment through financial health checks and fraud and scams workshops. Despite volatile markets throughout the year, our year to date AUM net new money of £1.7 billion represents a strong performance relative to the overall UK investment market.

Private Banking completed £0.1 billion of climate and sustainable funding and financing during Q3 2022.

Q3 2022 performance

–	Total income was £90 million, or 46.2%, higher than Q3 2021 driven by higher deposit and lending balances, and improved deposit returns, supported by interest rate rises.

–	Net interest margin was 77 basis points higher than Q2 2022 reflecting higher deposit income.

–	Operating expenses of £139 million were £23 million, or 19.8%, higher compared with Q3 2021. Other operating expenses were £19 million, or 16.0%, higher than Q3 2021 due to continued investment in people and technology to enhance AUMA growth propositions.

–	Impairment losses of £7 million in Q3 2022 are primarily due to an increase in the impairment charge relating to good book exposures, driven by revision of scenario weightings, with more weight being placed on the downside scenario.

–	AUM net new money was £0.3 billion during Q3 2022 and £1.7 billion in the year to date, which represented 6.4% of opening AUMA balances on an annualised basis, demonstrating a strong performance given volatile investment market conditions. AUMAs decreased by £0.6 billion, or 1.8%, in Q3 2022 primarily reflecting investment market movements of £0.8 billion.

–	Customer deposits increased by £0.6 billion, or 1.4%, in Q3 2022 with continued savings growth.

–	Net loans to customers increased by £0.3 billion, or 1.6%, in Q3 2022 due to continued strong mortgage lending growth, whilst RWAs decreased by £0.2 billion, or 1.8%.

NatWest Group – Form 6-K Q3 Results 2022	12

Business performance summary

Commercial & Institutional

	Quarter ended
	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Net interest income	1,131	961	723
Non-interest income	526	601	473
Total income	1,657	1,562	1,196

Operating expenses	(893)	(898)	(874)
of which: Other operating expenses	(840)	(854)	(845)
Impairment (losses)/releases	(119)	48	230
Operating profit	645	712	552

Return on equity	12.2%	14.0%	11.0%
Net interest margin	3.46%	3.09%	2.39%
Cost:income ratio	53.0%	56.6%	72.2%
Loan impairment rate	36bps	(15)bps	(72)bps

	As at
	30 September 2022 £bn	30 June 2022 £bn	31 December 2021 £bn
Net loans to customers (amortised cost)	131.9	127.3	124.2
Customer deposits	215.2	223.2	217.5
Funded assets (1)	325.5	343.4	321.3
RWAs	104.8	103.0	98.1

(1)	Refer to page 52 of the Non-IFRS financial measures appendix.

During Q3 2022, Commercial & Institutional delivered a strong performance with a return on equity of 12.2% and an operating profit of £645 million.

As our customers are facing a volatile external macroeconomic environment, we continue to proactively provide support through our Relationship Manager-led model, alongside a 12-month freeze in SME fees, the launch of the Cost of Trading internet hub and launching Carbon Planner which enables businesses to accurately plan how they can reduce their energy and fuel costs with a bespoke strategy.

Commercial & Institutional completed £4.9 billion of climate and sustainable funding and financing in Q3 2022.

Q3 2022 performance

–	Total income was £461 million, or 38.5%, higher than Q3 2021 reflecting higher deposit returns from an improved interest rate environment, net loan growth and improved card payment fees. Markets income(1) of £136 million, was £31 million, or 29.5%, higher than Q3 2021 reflecting stronger performance in Currencies.

–	Net interest margin was 37 basis points higher than Q2 2022 reflecting higher deposit income.

–	Operating expenses of £893 million were £19 million, or 2.2%, higher compared with Q3 2021. Other operating expenses were £5 million, or 0.6%, lower than Q3 2021 due to the non-repeat of Q3 2021 restructuring costs partly offset by continued investment in the business including higher back office operational costs.

–	A net impairment charge of £119 million in Q3 2022 was predominantly driven by the revision of scenario weightings, with more weight being placed on the downside scenarios.

–	Customer deposits decreased by £8.0 billion, or 3.6%, in Q3 2022 reflecting the reversal of short term inflows in Q2 and general seasonal fluctuations in liquidity. Overall customer liquidity levels remain at heightened levels.

–	Net loans to customers increased by £4.6 billion, or 3.6%, in Q3 2022 due to increased facility utilisation and funds activity within Corporate & Institutions partly offset by UK Government scheme repayments of £0.6 billion across Commercial Mid-market and Business Banking.

–	RWAs increased by £1.8 billion, or 1.7%, in Q3 2022 driven by lending growth, counterparty credit risk and market risk, partly offset by risk parameter improvements and continued benefits from capital actions.

(1)	Markets income excludes asset disposals/strategic risk reduction, own credit risk adjustments and central items.

NatWest Group – Form 6-K Q3 Results 2022	13

Business performance summary

Ulster Bank RoI

Ulster Bank RoI continues to make progress on its phased withdrawal from the Republic of Ireland.

–	Successful migration of a further three tranches of gross performing commercial loans to Allied Irish Banks, p.l.c. (AIB) was completed during Q3 2022. Remaining migrations of commercial customers will be completed in phases over Q4 2022 and H1 2023. Colleagues who are wholly or mainly assigned to supporting this part of the business have begun to transfer to AIB under TUPE arrangements.

–	The planned migration of gross performing non-tracker mortgages to Permanent TSB p.l.c. (PTSB) is progressing and execution of the live migration is expected to commence before the end of the year. The transfer of the Lombard asset finance business, the business direct loan book and 25 branches to PTSB is still expected to be completed in H1 2023.

–	Migration of the portfolio of gross performing tracker and linked mortgages is still on track for delivery in Q2 2023. UBIDAC and AIB remain actively engaged with the Irish Competition and Consumer Protection Commission (CCPC) as it continues its review of the transaction.

–	There has been continued momentum on deposit outflows, with a significant level of customers reducing their balances and moving their active banking relationship in advance of closing their accounts.

–	Work continues on managing the residual activities of the bank, including remaining asset disposals.

Continuing operations	Quarter ended
	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Total income	(37)	12	57
Operating expenses (1)	(114)	(141)	(112)
of which: Other operating expenses	(110)	(130)	(113)
Impairment losses	(5)	(21)	(5)
Operating loss	(156)	(150)	(60)

	As at
	30 September 2022 £bn	30 June 2022 £bn	31 December 2021 £bn
Net loans to customers - amortised cost (2)	0.3	1.0	6.7
Customer deposits	11.3	15.9	18.4
RWAs	8.0	10.8	9.1

(1)	Includes withdrawal-related direct programme costs of £20 million (€24 million) for the quarter ended 30 September 2022 (£15 million (€19 million) – 30 June 2022 and nil – 30 September 2021).

(2)	This excludes £0.6 billion (€0.7 billion) of loans to customers held at fair value through profit or loss (nil – 30 June 2022 and nil – 30 September 2021).

Q3 2022 performance

–	Total income was £94 million (€112 million) lower than Q3 2021 reflecting reduced business levels, the continued cost of an inter-group liquidity facility that was put in place as part of the arrangements to manage deposit outflows and the cost of restructuring UBIDAC’s hedging portfolio.

–	Total operating expenses of £114 million were £2 million, or 1.8%, higher compared with Q3 2021. Other operating expenses were £3 million, or 2.7% (€2 million, or 1.5% in euro terms), lower than Q3 2021 due to lower regulatory levies and reduced staff costs being partially offset by higher withdrawal-related programme costs.

–	Net loans to customers decreased by £0.7 billion, or 70%, (€0.8 billion, or 66.7% in euro terms), in Q3 2022 due to the reclassification of mortgages to loans at fair value and repayments on the remaining portfolio.

–	Customer deposits decreased £4.6 billion, or 28.9% (€5.6 billion, or 30.4% in euro terms), in Q3 2022 due to reducing personal and commercial deposits as momentum continues in account closures.

–	RWAs decreased by £2.8 billion, or 25.9% (€3.5 billion, or 27.8% in euro terms), in Q3 2022 driven by asset sales and the move to the standardised approach to measuring risk weightings. The move to the standardised approach was part of simplifying processes arising from the phased withdrawal strategy.

NatWest Group – Form 6-K Q3 Results 2022	14

Business performance summary

Ulster Bank RoI continued

Total Ulster Bank RoI including discontinued operations	Quarter ended
	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Total income	(438)	86	145
Operating expenses	(125)	(154)	(123)
of which: Other operating expenses	(121)	(143)	(124)
Impairment releases	11	45	16
Operating (loss)/profit	(552)	(23)	38

	As at
	30 September 2022 £bn	30 June 2022 £bn	30 December 2021 £bn
Net loans to customers (amortised cost) (1)	2.5	15.2	15.7
Customer deposits	11.3	15.9	18.4
RWAs	8.0	10.8	9.1

(1)	This excludes £10.6 billion (€12.1 billion) of loans to customers held at fair value through profit or loss (nil – 30 June 2022 and nil – 30 September 2021).

Central items & other

	Quarter ended
	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Central items not allocated	(208)	10	(173)

An operating loss of £208 million within central items not allocated principally reflects losses on redemption of own debt and further bond disposals, offset by gains from risk management derivatives not in hedge accounting relationships.

NatWest Group – Form 6-K Q3 Results 2022	15

Segment performance

	Nine months ended 30 September 2022
	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations
Income statement
Net interest income	3,719	526	2,895	(178)	6,962	12	6,974
Non-interest income	310	220	1,699	261	2,490	(16)	2,474
Total income	4,029	746	4,594	83	9,452	(4)	9,448
Direct expenses	(498)	(157)	(1,101)	(3,279)	(5,035)	(220)	(5,255)
Indirect expenses	(1,316)	(265)	(1,473)	3,187	133	(133)	-
Other operating expenses	(1,814)	(422)	(2,574)	(92)	(4,902)	(353)	(5,255)
Litigation and conduct costs	(121)	(2)	(139)	(17)	(279)	(15)	(294)
Operating expenses	(1,935)	(424)	(2,713)	(109)	(5,181)	(368)	(5,549)
Operating profit/(loss) before impairment (losses)/releases	2,094	322	1,881	(26)	4,271	(372)	3,899
Impairment (losses)/releases	(142)	4	(60)	2	(196)	3	(193)
Operating profit/(loss)	1,952	326	1,821	(24)	4,075	(369)	3,706

Income excluding notable items	4,029	746	4,578	(54)	9,299	(4)	9,295
Additional information
Return on tangible equity (1)	na	na	na	na	13.5%	na	10.0%
Return on equity (1)	26.5%	24.5%	11.7%	nm	nm	nm	na
Cost:income ratio (1)	48.0%	56.8%	58.2%	nm	54.4%	nm	58.3%
Total assets (£bn)	221.3	29.8	465.3	67.8	784.2	17.3	801.5
Funded assets (£bn) (1)	221.3	29.8	325.5	66.6	643.2	17.3	660.5
Net loans to customers - amortised cost (£bn)	192.8	19.1	131.9	27.7	371.5	0.3	371.8
Loan impairment rate (1)	10bps	(3)bps	6bps	nm	7bps	nm	7bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	-	(3.2)	(0.1)	(3.3)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	-	(1.6)	(0.1)	(1.7)
Customer deposits (£bn)	190.9	42.2	215.2	13.4	461.7	11.3	473.0
Risk-weighted assets (RWAs) (£bn)	53.0	11.1	104.8	1.6	170.5	8.0	178.5
RWA equivalent (RWAe) (£bn)	53.0	11.1	106.5	2.1	172.7	8.0	180.7
Employee numbers (FTEs - thousands)	13.6	2.1	12.1	30.3	58.1	1.9	60.0
Third party customer asset rate (2)	2.61%	2.80%	3.19%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.11%)	(0.15%)	(0.10%)	nm	nm	0.05%	nm
Bank average interest earning assets (£bn) (1)	188.6	19.1	125.4	nm	341.3	na	341.3
Bank net interest margin (1)	2.64%	3.69%	3.09%	nm	2.73%	na	2.73%

nm = not meaningful, na = not applicable.

Refer to page 20 for the notes to this table.

NatWest Group – Form 6-K Q3 Results 2022	16

Segment performance

	Nine months ended 30 September 2021
	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations
Income statement
Net interest income	3,017	354	2,210	14	5,595	18	5,613
Non-interest income	264	209	1,460	177	2,110	104	2,214
Total income	3,281	563	3,670	191	7,705	122	7,827
Direct expenses	(524)	(139)	(1,291)	(2,986)	(4,940)	(214)	(5,154)
Indirect expenses	(1,191)	(234)	(1,343)	2,893	125	(125)	-
Other operating expenses	(1,715)	(373)	(2,634)	(93)	(4,815)	(339)	(5,154)
Litigation and conduct costs	(24)	8	(64)	(184)	(264)	(12)	(276)
Operating expenses	(1,739)	(365)	(2,698)	(277)	(5,079)	(351)	(5,430)
Operating profit/(loss) before impairment (losses)/releases	1,542	198	972	(86)	2,626	(229)	2,397
Impairment releases/(losses)	41	42	843	(4)	922	(18)	904
Operating profit/(loss)	1,583	240	1,815	(90)	3,548	(247)	3,301

Income excluding notable items	3,281	563	3,705	8	7,557	122	7,679
Additional information
Return on tangible equity (1)	na	na	na	na	11.4%	na	10.7%
Return on equity (1)	28.3%	15.5%	11.8%	nm	nm	nm	na
Cost:income ratio (1)	53.0%	64.8%	72.7%	nm	65.4%	nm	69.0%
Total assets (£bn)	207.6	28.2	436.0	81.3	753.1	25.2	778.3
Funded assets (£bn) (1)	207.6	28.2	333.9	79.6	649.3	25.2	674.5
Net loans to customers - amortised cost (£bn)	180.5	18.4	125.4	23.5	347.8	13.2	361.0
Loan impairment rate (1)	(3)bps	(30)bps	(88)bps	nm	(35)bps	nm	(33)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(2.1)	-	(3.8)	(0.5)	(4.3)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(1.0)	-	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	186.3	35.7	217.4	18.4	457.8	18.5	476.3
Risk-weighted assets (RWAs) (£bn)	36.6	11.4	99.9	1.9	149.8	10.0	159.8
RWA equivalent (RWAe) (£bn)	36.6	11.4	101.6	2.1	151.7	10.0	161.7
Employee numbers (FTEs - thousands)	15.0	1.9	12.0	27.5	56.4	1.8	58.2
Third party customer asset rate (2)	2.68%	2.36%	2.70%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.06%)	0.00%	(0.02%)	nm	nm	0.01%	nm
Bank average interest earning assets (£bn) (1)	177.6	18.1	121.1	nm	323.1	na	323.1
Bank net interest margin (1)	2.27%	2.61%	2.44%	nm	2.32%	na	2.32%

nm = not meaningful, na = not applicable.

Refer to page 20 for the notes to this table.

NatWest Group – Form 6-K Q3 Results 2022	17

Segment performance

	Quarter ended 30 September 2022
	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations
Income statement
Net interest income	1,379	211	1,131	(87)	2,634	6	2,640
Non-interest income	96	74	526	(64)	632	(43)	589
Total income	1,475	285	1,657	(151)	3,266	(37)	3,229
Direct expenses	(178)	(55)	(365)	(1,098)	(1,696)	(75)	(1,771)
Indirect expenses	(452)	(83)	(475)	1,045	35	(35)	-
Other operating expenses	(630)	(138)	(840)	(53)	(1,661)	(110)	(1,771)
Litigation and conduct costs	(63)	(1)	(53)	(4)	(121)	(4)	(125)
Operating expenses	(693)	(139)	(893)	(57)	(1,782)	(114)	(1,896)
Operating profit/(loss) before impairment (losses)/releases	782	146	764	(208)	1,484	(151)	1,333
Impairment (losses)/releases	(116)	(7)	(119)	-	(242)	(5)	(247)
Operating profit/(loss)	666	139	645	(208)	1,242	(156)	1,086

Income excluding notable items	1,475	285	1,648	26	3,434	(37)	3,397
Additional information
Return on tangible equity (1)	na	na	na	na	12.1%	na	2.9%
Return on equity (1)	27.0%	31.8%	12.2%	nm	nm	nm	na
Cost:income ratio (1)	47.0%	48.8%	53.0%	nm	54.1%	nm	58.3%
Total assets (£bn)	221.3	29.8	465.3	67.8	784.2	17.3	801.5
Funded assets (£bn) (1)	221.3	29.8	325.5	66.6	643.2	17.3	660.5
Net loans to customers - amortised cost (£bn)	192.8	19.1	131.9	27.7	371.5	0.3	371.8
Loan impairment rate (1)	24bps	15bps	36bps	nm	26bps	nm	26bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	-	(3.2)	(0.1)	(3.3)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	-	(1.6)	(0.1)	(1.7)
Customer deposits (£bn)	190.9	42.2	215.2	13.4	461.7	11.3	473.0
Risk-weighted assets (RWAs) (£bn)	53.0	11.1	104.8	1.6	170.5	8.0	178.5
RWA equivalent (RWAe) (£bn)	53.0	11.1	106.5	2.1	172.7	8.0	180.7
Employee numbers (FTEs - thousands)	13.6	2.1	12.1	30.3	58.1	1.9	60.0
Third party customer asset rate (2)	2.64%	3.09%	3.53%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.17%)	(0.29%)	(0.19%)	nm	nm	0.05%	nm
Bank average interest earning assets (£bn) (1)	192.1	19.2	129.8	nm	349.9	na	349.9
Bank net interest margin (1)	2.85%	4.37%	3.46%	nm	2.99%	na	2.99%

nm = not meaningful, na = not applicable

Refer to page 20 for notes to this table.

NatWest Group – Form 6-K Q3 Results 2022	18

Segment performance

	Quarter ended 30 June 2022
	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations
Income statement
Net interest income	1,228	172	961	(56)	2,305	2	2,307
Non-interest income	109	73	601	111	894	10	904
Total income	1,337	245	1,562	55	3,199	12	3,211
Direct expenses	(159)	(53)	(329)	(1,144)	(1,685)	(81)	(1,766)
Indirect expenses	(434)	(93)	(525)	1,101	49	(49)	-
Other operating expenses	(593)	(146)	(854)	(43)	(1,636)	(130)	(1,766)
Litigation and conduct costs	(4)	-	(44)	(8)	(56)	(11)	(67)
Operating expenses	(597)	(146)	(898)	(51)	(1,692)	(141)	(1,833)
Operating profit/(loss) before impairment (losses)/releases	740	99	664	4	1,507	(129)	1,378
Impairment (losses)/releases	(21)	6	48	6	39	(21)	18
Operating profit/(loss)	719	105	712	10	1,546	(150)	1,396

Income excluding notable items	1,337	245	1,573	(53)	3,102	12	3,114
Additional information
Return on tangible equity (1)	na	na	na	na	16.5%	na	15.2%
Return on equity (1)	29.5%	23.5%	14.0%	nm	nm	nm	na
Cost:income ratio (1)	44.7%	59.6%	56.6%	nm	52.4%	nm	56.7%
Total assets (£bn)	216.2	30.0	451.5	87.1	784.8	21.7	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	85.8	675.4	21.7	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	26.8	361.6	1.0	362.6
Loan impairment rate (1)	4bps	(13)bps	(15)bps	nm	(4)bps	nm	(2)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	-	(3.0)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	-	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	20.9	476.2	15.9	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	1.7	169.0	10.8	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	2.2	167.9	10.8	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	29.4	57.1	1.8	58.9
Third party customer asset rate (2)	2.59%	2.77%	3.19%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.10%)	(0.13%)	(0.09%)	nm	nm	0.04%	nm
Bank average interest earning assets (£bn) (1)	188.1	19.1	124.9	nm	340.0	na	340.0
Bank net interest margin (1)	2.62%	3.60%	3.09%	nm	2.72%	na	2.72%

nm = not meaningful, na = not applicable

Refer to the following page for notes to this table.

NatWest Group – Form 6-K Q3 Results 2022	19

Segment performance

	Quarter ended 30 September 2021
	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations
Income statement
Net interest income	1,041	122	723	(20)	1,866	3	1,869
Non-interest income	90	73	473	127	763	54	817
Total income	1,131	195	1,196	107	2,629	57	2,686
Direct expenses	(165)	(47)	(417)	(935)	(1,564)	(73)	(1,637)
Indirect expenses	(372)	(72)	(428)	912	40	(40)	-
Other operating expenses	(537)	(119)	(845)	(23)	(1,524)	(113)	(1,637)
Litigation and conduct costs	(15)	3	(29)	(254)	(295)	1	(294)
Operating expenses	(552)	(116)	(874)	(277)	(1,819)	(112)	(1,931)
Operating profit/(loss) before impairment (losses)/releases	579	79	322	(170)	810	(55)	755
Impairment (losses)/releases	(16)	15	230	(3)	226	(5)	221
Operating profit/(loss)	563	94	552	(173)	1,036	(60)	976

Income excluding notable items	1,131	195	1,202	(17)	2,511	57	2,568
Additional information
Return on tangible equity (1)	na	na	na	na	8.6%	na	8.5%
Return on equity (1)	29.9%	18.1%	11.0%	nm	nm	nm	na
Cost:income ratio (1)	48.8%	59.5%	72.2%	nm	68.8%	nm	71.5%
Total assets (£bn)	207.6	28.2	436.0	81.3	753.1	25.2	778.3
Funded assets (£bn) (1)	207.6	28.2	333.9	79.6	649.3	25.2	674.5
Net loans to customers - amortised cost (£bn)	180.5	18.4	125.4	23.5	347.8	13.2	361.0
Loan impairment rate (1)	4bps	(32)bps	(72)bps	nm	(26)bps	nm	(24)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(2.1)	-	(3.8)	(0.5)	(4.3)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(1.0)	-	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	186.3	35.7	217.4	18.4	457.8	18.5	476.3
Risk-weighted assets (RWAs) (£bn)	36.6	11.4	99.9	1.9	149.8	10.0	159.8
RWA equivalent (RWAe) (£bn)	36.6	11.4	101.6	2.1	151.7	10.0	161.7
Employee numbers (FTEs - thousands)	15.0	1.9	12.0	27.5	56.4	1.8	58.2
Third party customer asset rate (2)	2.64%	2.36%	2.67%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.05%)	0.00%	(0.02%)	nm	nm	0.02%	nm
Bank average interest earning assets (£bn) (1)	180.2	18.6	119.9	nm	325.4	na	325.4
Bank net interest margin (1)	2.29%	2.60%	2.39%	nm	2.28%	na	2.28%

nm = not meaningful, na = not applicable

(1)	Refer to the appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.

(2)	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets, and only excludes liquid asset buffer and assets of disposal groups.

NatWest Group – Form 6-K Q3 Results 2022	20

Risk and capital management

Credit risk

Economic loss drivers

Main macroeconomic variables

	30 September 2022			30 June 2022
	Base	Extreme	Weighted	Base	Extreme	Weighted
	case	downside	average	case	downside	average
Five-year summary	%	%	%	%	%	%
GDP - CAGR	1.2	0.1	0.9	1.1	(0.1)	1.0
Unemployment - average	4.0	6.4	4.7	4.0	6.3	4.3
House price index - total change	13.1	(11.0)	3.8	13.7	(10.5)	8.9
Bank of England base rate - average	1.8	2.7	1.6	1.8	2.7	1.6
Commercial real estate price - total change	(3.6)	(15.4)	(6.8)	(2.6)	(14.5)	(3.2)
Consumer price index - CAGR	2.2	6.5	3.6	2.9	7.2	3.7
World GDP - CAGR	3.5	1.1	2.6	3.2	0.6	2.9
Probability weight	35	25		45	14

Probability weightings of scenarios

NatWest Group’s approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. For June 2022, NatWest Group reverted to using a quantitative approach, which was used prior to COVID-19. The approach involves comparing UK GDP paths for NatWest Group’s scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario.

NatWest Group has not updated the scenarios from those used at H1 2022, as is consistent with the approach used in prior years. However, since June 2022, the domestic and global economic outlook has deteriorated, reflecting the effect of higher inflation and interest rates. Forecasts for the expected future path of the economy have been revised lower. To reflect the weaker environment and greater risks to the outlook, NatWest Group made a qualitative adjustment to its H1 2022 scenario weightings. Specifically, NatWest Group moved weights from the upside and base case scenarios into the downside and extreme downside scenarios. The updated weights give a weaker weighted-average outcome for key macro variables, which NatWest Group judge to be consistent with prevailing outlook.

A 10% weighting was applied to the upside scenario (30 June 2022 – 21%), a 35% weighting applied to the base case scenario (30 June 2022 – 45%), a 30% weighting applied to the downside scenario (30 June 2022 – 20%) and a 25% weighting applied to the extreme downside scenario (30 June 2022 – 14%). NatWest Group continues to believe a range of reasonable scenarios is fully articulated between the upside and extreme downside scenarios. NatWest Group undertakes sensitivity analysis on the scenarios and possible variations in those scenarios as part of its assessment of overall scenario suitability and as an input to the assessment of adequacy. The effect of high inflation, ongoing monetary tightening and current geopolitical tensions pose considerable uncertainty to the economic outlook, with respect to the persistence of their effects and the degree to which they weigh down on economic activity, the labour market and asset prices.

NatWest Group – Form 6-K Q3 Results 2022	21

Risk and capital management

Credit risk continued

Segment analysis – portfolio summary

The table below shows gross loans and expected credit loss (ECL), by segment and stage, within the scope of the IFRS 9 ECL framework.

	Go-forward group
					Total
					excluding
				Central	Ulster	Ulster
	Retail	Private	Commercial &	items &	Bank	Bank
	Banking	Banking	Institutional	other	RoI	RoI	Total
30 September 2022	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	178,590	18,428	114,857	32,788	344,663	196	344,859
Stage 2	12,983	649	20,167	80	33,879	154	34,033
Stage 3	2,491	303	2,579	-	5,373	148	5,521
Of which: individual	-	181	848	-	1,029	66	1,095
Of which: collective	2,491	122	1,731	-	4,344	82	4,426
Subtotal excluding disposal group loans	194,064	19,380	137,603	32,868	383,915	498	384,413
Disposal group loans						2,216	2,216
Total						2,714	386,629
ECL provisions (2)
Stage 1	234	17	252	16	519	4	523
Stage 2	420	17	637	10	1,084	37	1,121
Stage 3	911	25	741	-	1,677	68	1,745
Of which: individual	-	25	270	-	295	8	303
Of which: collective	911	-	471	-	1,382	60	1,442
Subtotal excluding ECL provisions on disposal group loans	1,565	59	1,630	26	3,280	109	3,389
ECL provisions on disposal group loans						58	58
Total						167	3,447
ECL provisions coverage (3)
Stage 1 (%)	0.13	0.09	0.22	0.05	0.15	2.04	0.15
Stage 2 (%)	3.23	2.62	3.16	12.50	3.20	24.03	3.29
Stage 3 (%)	36.57	8.25	28.73	-	31.21	45.95	31.61
ECL provisions coverage excluding disposal group loans	0.81	0.30	1.18	0.08	0.85	21.89	0.88
ECL provisions coverage on disposal group loans						2.62	2.62
Total						6.15	0.89

30 June 2022
Loans - amortised cost and FVOCI (1)
Stage 1	175,867	18,428	114,675	32,481	341,451	670	342,121
Stage 2	11,508	628	16,047	83	28,266	239	28,505
Stage 3	2,493	353	2,336	-	5,182	634	5,816
Of which: individual	-	225	857	-	1,082	80	1,162
Of which: collective	2,493	128	1,479	-	4,100	554	4,654
Subtotal excluding disposal group loans	189,868	19,409	133,058	32,564	374,899	1,543	376,442
Disposal group loans						14,254	14,254
Total						15,797	390,696
ECL provisions (2)
Stage 1	184	12	185	17	398	10	408
Stage 2	419	17	631	9	1,076	46	1,122
Stage 3	895	34	706	-	1,635	350	1,985
Of which: individual	-	33	260	-	293	11	304
Of which: collective	895	1	446	-	1,342	339	1,681
Subtotal excluding ECL provisions on disposal group loans	1,498	63	1,522	26	3,109	406	3,515
ECL provisions on disposal group loans						95	95
Total						501	3,610
ECL provisions coverage (3)
Stage 1 (%)	0.10	0.07	0.16	0.05	0.12	1.49	0.12
Stage 2 (%)	3.64	2.71	3.93	10.84	3.81	19.25	3.94
Stage 3 (%)	35.90	9.63	30.22	-	31.55	55.21	34.13
ECL provisions coverage excluding disposal group loans	0.79	0.32	1.14	0.08	0.83	26.31	0.93
ECL provisions coverage on disposal group loans						0.67	0.67
Total						3.17	0.92

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Q3 Results 2022	22

Risk and capital management

Credit risk continued

Segment analysis – portfolio summary continued

		Go-forward group
					Total
					excluding
				Central	Ulster	Ulster
	Retail	Private	Commercial &	items &	Bank	Bank
	Banking	Banking	Institutional	other	RoI	RoI	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	168,013	17,600	107,368	32,283	325,264	5,560	330,824
Stage 2	13,594	967	18,477	90	33,128	853	33,981
Stage 3	1,884	270	2,081	-	4,235	787	5,022
Of which: individual	-	270	884	-	1,154	61	1,215
Of which: collective	1,884	-	1,197	-	3,081	726	3,807
Subtotal excluding disposal group loans	183,491	18,837	127,926	32,373	362,627	7,200	369,827
Disposal group loans						9,084	9,084
Total						16,284	378,911
ECL provisions (2)
Stage 1	134	12	129	17	292	10	302
Stage 2	590	29	784	11	1,414	64	1,478
Stage 3	850	37	751	-	1,638	388	2,026
Of which: individual	-	37	313	-	350	13	363
Of which: collective	850	-	438	-	1,288	375	1,663
Subtotal excluding ECL provisions on disposal group loans	1,574	78	1,664	28	3,344	462	3,806
ECL provisions on disposal group loans						109	109
Total						571	3,915
ECL provisions coverage (3)
Stage 1 (%)	0.08	0.07	0.12	0.05	0.09	0.18	0.09
Stage 2 (%)	4.34	3.00	4.24	12.22	4.27	7.50	4.35
Stage 3 (%)	45.12	13.70	36.09	-	38.68	49.30	40.34
ECL provisions coverage excluding disposal group loans	0.86	0.41	1.30	0.09	0.92	6.42	1.03
ECL provisions coverage on disposal group loans						1.20	1.20
Total						3.51	1.03

(1)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(2)	Includes £3 million (30 June 2022 – £3 million; 31 December 2021 – £5 million) related to assets classified as FVOCI; and £0.1 billion (30 June 2022 - £0.1 billion; 31 December 2021 - £0.1 billion) related to off-balance sheet exposures.
(3)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(4)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £154.1 billion (30 June 2022 – £178.4 billion; 31 December 2021 – £176.3 million) and debt securities of £29.4 billion (30 June 2022 – £38.6 billion; 31 December 2021 – £44.9 million).

NatWest Group – Form 6-K Q3 Results 2022	23

Risk and capital management

Credit risk continued

Segment analysis – loans

–	Retail Banking – Balance sheet growth continued during Q3 2022, primarily in mortgages, where new lending remained strong. Unsecured lending balances also increased, in line with continued demand following the easing of COVID-19 restrictions and selective lending criteria relaxation from Q2 2021. Total ECL coverage reduced during the first half of the year reflective of low unemployment and stable portfolio performance. However, total coverage increased this quarter as a result of the downside shift in MES weightings, given the amplified risk and uncertainty due to inflation and cost of living pressures. This economics impact was reflected in the increase in Stage 2 balances in Q3 2022, which had previously been reducing during the first half of the year with stable portfolio performance. Stage 3 ECL remained broadly stable in the quarter with default levels remaining steady. Stage 3 ECL was higher overall since the start of the year, mainly because of IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. This change resulted in an increase in Stage 3 exposures of approximately £0.7 billion, mostly in mortgages.

–	Commercial & Institutional – The balance sheet increased during Q3 2022, attributable to growth in exposure to financial institutions and various sectors in corporate Wholesale. Sector appetite continues to be regularly reviewed, with continued focus on high oversight sector clusters. Stage 2 balances increased significantly in the quarter due to the downside shift in MES weightings leading to PD deterioration, with exposures moving from Stage 1 into Stage 2. Stage 2 ECL increased by a much smaller amount due to the release of COVID-19 related post model adjustments largely offsetting the increased ECL from the MES weightings. Stage 1 ECL increased due to the change in MES weightings and some additional flows into Stage 3 resulted in increased ECL requirements on defaulted exposures.

–	Ulster Bank RoI – The ECL reduction in Ulster Bank RoI from 30 June 2022 related to the mortgage book being reclassified, in Q3 2022, from amortised cost to fair value through profit or loss (FVTPL).

Movement in ECL provision

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2022	3,806
Transfer to disposal groups and reclassifications	(338)
Changes in economic forecast	170
Changes in risk metrics and exposure: Stage 1 and Stage 2	(139)
Changes in risk metrics and exposure: Stage 3	399
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(137)
Write-offs and other	(372)
At 30 September 2022	3,389

–	ECL reduced during 2022, reflecting continued positive trends in portfolio performance alongside a related net release of judgemental post model adjustments and write-off activity.
–	Stage 3 ECL balances remained broadly stable during the year, mainly due to write-offs and repayments of defaulted debt, largely offsetting new inflows and the effect of the new regulatory default definition.
–	The weaker economic outlook resulted in increased charges throughout the year with an additional £127 million in Q3 2022 as a result of the re-weighted scenarios. Additionally, broader portfolio performance continued to be stable, which led to some additional post model adjustments being required to ensure provision adequacy in the face of growing uncertainty due to inflation, cost of living pressures and supply chain challenges.
–	Post model adjustments decreased in total, with the effect of new adjustments more than offset by the retirement of previously held COVID-19 related adjustments and also significant reduction in the requirement for deferred model calibrations, due to new model implementations in Q3 2022.
–	A £338 million ECL reduction was due to the transfer to disposal groups and reclassifications related to the phased withdrawal of Ulster Bank RoI from the Republic of Ireland. The largest part of this reduction, £286 million, related to the Ulster Bank RoI mortgage book being reclassified, in Q3 2022, from amortised cost to FVTPL.

NatWest Group – Form 6-K Q3 Results 2022	24

Risk and capital management

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Ulster Bank RoI (1)
	Mortgages	Other	Banking	Institutional	Mortgages	Other	Total
30 September 2022	£m	£m	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	-	64	-	-	64
Economic uncertainty	97	83	7	355	-	3	545
Other adjustments	28	36	-	13	-	17	94
Total	125	119	7	432	-	20	703

Of which:
- Stage 1	39	38	2	69	-	(1)	147
- Stage 2	63	81	5	362	-	20	531
- Stage 3	23	-	-	1	-	1	25

30 June 2022
Deferred model calibrations	-	-	-	64	-	2	66
Economic uncertainty	97	82	11	388	-	5	583
Other adjustments	28	(26)	-	12	160	18	192
Total	125	56	11	464	160	25	841

Of which:
- Stage 1	39	20	2	58	5	2	126
- Stage 2	63	36	9	404	9	22	543
- Stage 3	23	-	-	2	146	1	172
31 December 2021
Deferred model calibrations	58	97	-	62	-	2	219
Economic uncertainty	60	99	5	391	6	23	584
Other adjustments	37	-	-	5	156	-	198
Total	155	196	5	458	162	25	1,001

Of which:
- Stage 1	9	5	-	15	4	1	34
- Stage 2	126	164	5	443	7	26	771
- Stage 3	20	27	-	-	151	(2)	196

(1)	Excludes £24 million (30 June 2022 – £34 million; 31 December 2021 – £49 million) of post model adjustments (mortgages – £nil; other – £24 million (30 June 2022 – mortgages £0.4 million; other – £33.6 million; 31 December 2021 – mortgages £4 million; other – £45 million)) for Ulster Bank RoI disclosed as transfers to disposal groups.

–	Retail Banking – Post model adjustments remained stable in mortgages. In unsecured products, the economic uncertainty adjustment also remained stable, there was, however, a £62 million uplift in other adjustments for unsecured products following the implementation of a new credit card PD model and the release of the previously held ECL reduction adjustment. Associated with the new model implementation, a £36 million post model adjustment was retained in relation to cards EAD modelling.

–	Commercial & Institutional – The post model adjustment for economic uncertainty reduced by £33 million in the quarter, reflecting a reduction in COVID-19 related adjustments, partially offset by an increase in the inflation and supply chain adjustment that was introduced in H1 2022. Deferred model calibrations and other adjustments remained stable.

–	Ulster Bank RoI – The removal of post model adjustments in the mortgage portfolio reflected the reclassification of mortgage loans to FVTPL. Other post model adjustments reduced in line with the decrease in gross loans in the period.

NatWest Group – Form 6-K Q3 Results 2022	25

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolio and selected sectors of the Wholesale portfolio.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 September 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	196,162	13,247	2,821	212,230	45,579	51	242	426	944	1,612
Mortgages	185,782	10,551	1,972	198,305	21,194	-	57	81	237	375
Credit cards	3,156	999	105	4,260	16,079	-	65	122	70	257
Other personal	7,224	1,697	744	9,665	8,306	51	120	223	637	980
Wholesale	148,697	20,786	2,700	172,183	86,914	4,565	281	695	801	1,777
Property	28,213	3,668	751	32,632	15,707	511	77	116	213	406
Financial institutions	59,277	261	82	59,620	18,975	1,317	19	10	57	86
Sovereign	6,157	151	9	6,317	808	-	17	1	2	20
Corporate	55,050	16,706	1,858	73,614	51,424	2,737	168	568	529	1,265
Of which:
Agriculture	3,891	873	105	4,869	883	26	14	44	53	111
Airlines and aerospace	852	695	41	1,588	1,406	227	2	31	8	41
Automotive	4,104	2,343	46	6,493	4,099	56	11	25	11	47
Health	4,514	729	133	5,376	496	8	10	34	43	87
Land transport and logistics	3,632	1,355	38	5,025	2,934	130	7	29	12	48
Leisure	3,613	3,494	350	7,457	1,803	105	23	218	113	354
Oil and gas	923	240	61	1,224	2,202	385	3	3	35	41
Retail	6,214	1,625	187	8,026	4,240	420	14	31	65	110
Total	344,859	34,033	5,521	384,413	132,493	4,616	523	1,121	1,745	3,389

31 December 2021
Personal	190,175	14,423	2,782	207,380	40,351	60	149	614	1,179	1,942
Mortgages	180,418	11,543	2,050	194,011	16,827	-	32	174	562	768
Credit cards	2,924	933	90	3,947	15,354	-	59	141	60	260
Other personal	6,833	1,947	642	9,422	8,170	60	58	299	557	914
Wholesale	140,649	19,558	2,240	162,447	83,231	4,254	153	864	847	1,864
Property	28,679	3,101	742	32,522	15,882	460	24	111	239	374
Financial institutions	52,263	732	46	53,041	16,906	992	14	39	4	57
Sovereign	5,904	121	8	6,033	1,212	-	19	1	2	22
Corporate	53,803	15,604	1,444	70,851	49,231	2,802	96	713	602	1,411
Of which:
Agriculture	3,722	1,229	133	5,084	993	24	11	39	78	128
Airlines and aerospace	779	668	44	1,491	1,528	221	1	39	15	55
Automotive	5,133	1,304	38	6,475	3,507	65	9	32	10	51
Health	3,818	1,235	133	5,186	799	9	9	58	48	115
Land transport and logistics	3,721	833	39	4,593	3,069	188	4	53	12	69
Leisure	3,712	4,050	340	8,102	1,874	107	11	247	133	391
Oil and gas	1,482	141	52	1,675	1,126	453	1	14	28	43
Retail	6,380	1,342	180	7,902	4,872	410	8	29	66	103
Total	330,824	33,981	5,022	369,827	123,582	4,314	302	1,478	2,026	3,806

NatWest Group – Form 6-K Q3 Results 2022	26

Risk and capital management

Credit risk continued

Wholesale support schemes

The table below shows the sector split for the BBLS as well as associated debt split by stage. Associated debt refers to the non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount
	BBL				Associated debt				ECL on associated debt
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
30 September 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Property	1,125	204	137	1,466	991	194	71	1,256	7	18	26
Financial institutions	26	4	1	31	9	2	-	11	-	-	1
Sovereign	6	1	1	8	1	-	-	1	-	-	-
Corporate	3,474	647	836	4,957	2,569	744	127	3,440	19	67	62
Of which:
Agriculture	239	78	11	328	897	270	22	1,189	4	20	8
Airlines and aerospace	3	1	1	5	1	-	-	1	-	-	-
Automotive	241	36	28	305	113	28	4	145	1	3	2
Health	181	23	10	214	291	79	18	388	1	5	4
Land transport and logistics	134	27	23	184	58	15	4	77	-	2	3
Leisure	521	114	75	710	366	150	28	544	4	14	15
Oil and gas	6	2	1	9	3	1	-	4	-	-	-
Retail	610	101	71	782	325	74	16	415	3	8	9
Total	4,631	856	975	6,462	3,570	940	198	4,708	26	85	89

31 December 2021
Wholesale
Property	1,480	218	99	1,797	1,232	165	55	1,452	3	13	18
Financial institutions	33	5	1	39	9	20	3	32	-	1	-
Sovereign	7	1	-	8	2	-	-	2	-	-	-
Corporate	4,593	703	334	5,630	2,481	1,087	84	3,652	10	66	34
Of which:
Agriculture	302	86	6	394	827	396	14	1,237	3	16	4
Airlines and aerospace	5	1	1	7	1	1	-	2	-	-	-
Automotive	309	43	21	373	119	39	2	160	1	2	1
Health	233	26	7	266	287	131	13	431	1	7	3
Land transport and logistics	180	32	19	231	57	26	2	85	-	2	1
Leisure	706	122	55	883	367	208	25	600	1	15	9
Oil and gas	8	2	1	11	3	1	-	4	-	-	-
Retail	800	109	47	956	310	127	8	445	2	7	4
Total	6,113	927	434	7,474	3,724	1,272	142	5,138	13	80	52

NatWest Group – Form 6-K Q3 Results 2022	27

Risk and capital management

Credit risk continued

–	Personal – Mortgage balances continued to increase during 2022 with strong purchase and remortgage demand in the UK. Unsecured lending balances have increased in 2022 after COVID-19 restrictions eased and lending criteria were selectively relaxed. The ECL levels in Stage 2 were lower than at 2021 year end, due to migrations back into Stage 1 following continued stable portfolio performance supporting improved risk metrics. The total ECL coverage requirements reduced since the start of the year but increased in Q3 2022 due to the downside shift in MES weightings.

–	As at 30 September 2022, £134.8 billion, 68%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2021 – £116.2 billion, 62%). Of which, 41% of UK properties were rated as EPC A to C (31 December 2021 – 38%). In addition to the Retail Banking portfolio, during Q2 2022, EPC data became available for the Private Banking portfolio for all periods. EPC data source and limitations are provided on page 60 of the 2021 NatWest Group Climate-related Disclosures Report.

–	Wholesale – Exposures were mainly in the UK. The balance sheet reduction noted at the end of 2021, principally due to repayments of both COVID-19 government support schemes and conventional borrowing, was reversed in 2022. This was due to additional lending across the portfolio, principally concentrated in financial institutions and other corporates. Increases within financial institutions year-to-date, reflected fluctuations in treasury related management activities and strategic growth in the leveraged funds sector in the non-ring fenced bank. Other corporates sector growth was focused on lending aligned to lower risk sectors.

–	When the government support schemes closed in 2021, approximately 317,000 applications across all schemes were approved, £13.4 billion was drawn down, of which, £4.4 billion has been repaid.

–	Repayment performance under government lending schemes continues to be closely tracked. Overall exposure continued to decrease. Missed payment rates marginally increased but volumes remained broadly in line with the wider market. Exposures under the Business Banking Loan Scheme (BBLS) that benefit from the 100% government guarantee account for approximately 70% of remaining exposures.

–	The Wholesale credit profile remained stable, but the outlook is uncertain. NatWest Group has yet to see inflationary pressure materially affect risk of credit loss framework inflows or curtail outflows. Government intervention on rising energy costs is expected to mitigate some of the effect of higher energy costs for customers. Inflationary effects on customers continues to be assessed. Sector appetite is regularly reviewed and where appropriate adjusted for those sectors most affected by current economic and geopolitical conditions.

NatWest Group – Form 6-K Q3 Results 2022	28

Risk and capital management

Capital, liquidity and funding risk

Introduction

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments (YTD)

CET1	The CET1 ratio decreased by 390 basis points to 14.3%. The decrease was primarily due to a £21.5 billion increase in RWAs and a £3.0 billion decrease in CET1 capital.

The CET1 decrease was mainly driven by:

	–	the directed buyback of £1.2 billion;

	–	a foreseeable dividend accrual of £0.4 billion and foreseeable charges of £0.3 billion;

	–	a £0.3 billion decrease in the IFRS 9 transitional adjustment;

	–	the removal of the adjustment for prudential amortisation on software development costs of £0.4 billion;

	–	a £0.3 billion decrease due to FX loss on retranslation on the redemption of a US dollar instrument; and

	–	other reserve movements.

Attributable profit, in the nine month period, of £2.1 billion was offset by an ordinary dividend of £0.4 billion and a special dividend of £1.7 billion paid to shareholders.

Total RWAs	Total RWAs increased by £21.5 billion to £178.5 billion, mainly reflecting:

	–	An increase in credit risk RWAs of £21.4 billion, primarily due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022, in addition to increased exposure in Commercial & Institutional and Retail Banking. This was partially offset by a reduction in the Ulster ROI portfolio in addition to improved risk metrics in Retail Banking and Commercial & Institutional.

	–	An increase in market risk RWAs of £1.4 billion, primarily driven by an increase in the capital multiplier for NWM Plc affecting VaR and SVaR calculations. In addition, a prospective adjustment to make the VaR model more sensitive to recent market conditions is currently being capitalised as a new RNIV.

	–	An increase in counterparty credit risk RWAs of £0.6 billion, mainly driven by the implementation of SA-CCR impacting the RWA calculation for the non-internally modelled exposure, in addition to increased exposure following market volatility.

	–	A reduction in operational risk RWAs of £1.9 billion following the annual recalculation.

UK leverage ratio	The leverage ratio at 30 September 2022 is 5.2% and has been calculated in accordance with changes to the UK’s leverage ratio framework which were introduced by the PRA and came into effect from 1 January 2022. As at 31 December 2021, the UK leverage ratio was 5.9%, which was calculated under the prior year’s UK leverage methodology. The key driver of the decrease is a £3.6 billion decrease in Tier 1 capital.

Liquidity portfolio	The liquidity portfolio decreased by £35.2 billion to £251.2 billion, with primary liquidity decreasing by £24.4 billion to £184.2 billion. The decrease in primary liquidity is driven by an increase in lending, shareholder distributions (share buyback and dividends), redemption of senior debt and maturing commercial paper and certificates of deposit. The reduction in secondary liquidity is due to a reduction in the pre-positioned collateral.

NatWest Group – Form 6-K Q3 Results 2022	29

Risk and capital management

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.3%	3.1%
Minimum Capital Requirements	6.3%	8.3%	11.1%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.0%	0.0%	0.0%
MDA threshold (2)	8.8%	n/a	n/a
Overall capital requirement	8.8%	10.8%	13.6%
Capital ratios at 30 September 2022	14.3%	16.5%	19.2%
Headroom (3)	5.5%	5.7%	5.6%

(1)	In response to COVID-19, many countries reduced their CCyB rates. In December 2021, the Financial Policy Committee announced an increase in the UK CCyB rate from 0% to 1% effective from 13 December 2022. A further increase from 1% to 2% was announced on 5 July 2022, effective 5 July 2023. In June 2022, the Central Bank of Ireland announced that the CCyB on Irish exposures will increase from 0% to 0.5% applicable from 15 June 2023. This is the first step towards a gradual increase which, conditional on macro-financial developments, would see a CCyB of 1.5% announced by mid-2023, which is expected to be applicable from June 2024.

(2)	Pillar 2A requirements for NatWest Group are set on a nominal capital basis. The PRA has confirmed that from Q4 2022 Pillar 2A will be set as a variable amount with the exception of some fixed add-ons.

(3)	The headroom does not reflect excess distributable capital and may vary over time.

NatWest Group – Form 6-K Q3 Results 2022	30

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage ratios. From 1 January 2022, NatWest Group is subject to the requirements set out in the PRA Rulebook. Therefore, going forward the capital and leverage ratios are being presented under these frameworks on a transitional basis.

Capital adequacy ratios (1)	30 September 2022%	30 June 2022%	31 December 2021%
CET1	14.3	14.3	18.2
Tier 1	16.5	16.4	21.0
Total	19.2	19.3	24.7

Capital	£m	£m	£m
Tangible equity	24,093	27,858	30,689

Prudential valuation adjustment	(319)	(316)	(274)
Deferred tax assets	(687)	(738)	(761)
Own credit adjustments	(116)	(99)	21
Pension fund assets	(360)	(471)	(465)
Cash flow hedging reserve	3,274	1,526	395
Foreseeable dividends and pension contributions	(668)	(2,250)	(1,211)
Foreseeable charges - on-market ordinary share buyback programme	-	(91)	(825)
Prudential amortisation of software development costs	-	-	411
Adjustments under IFRS 9 transitional arrangements	358	284	621
Insufficient coverage for non-performing exposures	(19)	(10)	(5)
Total deductions	1,463	(2,165)	(2,093)

CET1 capital	25,556	25,693	28,596

End-point AT1 capital	3,875	3,875	3,875
Grandfathered instrument transitional arrangements	-	-	571
Transitional AT1 capital	3,875	3,875	4,446
Tier 1 capital	29,431	29,568	33,042
End-point Tier 2 capital	4,691	5,011	5,402
Grandfathered instrument transitional arrangements	108	172	304
Transitional Tier 2 capital	4,799	5,183	5,706
Total regulatory capital	34,230	34,751	38,748

Risk-weighted assets
Credit risk	141,530	143,765	120,116
Counterparty credit risk	8,500	8,352	7,907
Market risk	9,349	8,563	7,917
Operational risk	19,115	19,115	21,031
Total RWAs	178,494	179,795	156,971

(1)	Based on current PRA rules, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 30 September 2022 was £0.4 billion for CET1 capital, £23 million for total capital and £80 million RWAs (30 June 2022 - £0.3 billion CET1 capital, £62 million total capital and £32 million RWAs, 31 December 2021 - £0.6 billion CET1 capital, £0.5 billion total capital and £36 million RWAs). Excluding these adjustments, the CET1 ratio would be 14.1% (30 June 2022 – 14.1%, 31 December 2021 – 17.8%). The transitional relief on grandfathered instruments at 30 September 2022 was £0.1 billion (30 June 2022 - £0.2 billion, 31 December 2021 - £0.9 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 16.3% (30 June 2022 – 16.3%, 31 December 2021 – 20.3%) and the end-point Total capital ratio would be 19.1% (30 June 2022 – 19.3%, 31 December 2021 – 23.8%).

NatWest Group – Form 6-K Q3 Results 2022	31

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

Leverage	30 September 2022 £m	30 June 2022 £m	31 December 2021 £m
Cash and balances at central banks	155,266	179,525	177,757
Trading assets	57,833	65,604	59,158
Derivatives	141,002	109,342	106,139
Financial assets	411,623	412,115	412,817
Other assets	23,560	25,705	17,106
Assets of disposal groups	12,209	14,187	9,015
Total assets	801,493	806,478	781,992
Derivatives
- netting and variation margin	(139,383)	(107,295)	(110,204)
- potential future exposures	20,466	20,552	35,035
Securities financing transactions gross up	6,155	5,184	1,397
Other off balance sheet items	45,862	45,095	44,240
Regulatory deductions and other adjustments	(11,540)	(16,314)	(8,980)
Claims on central banks	(151,725)	(176,163)	(174,148)
Exclusion of bounce back loans	(6,462)	(6,785)	(7,474)
UK leverage exposure	564,866	570,752	561,858
UK leverage ratio (%) (1)	5.2	5.2	5.9

(1)	The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.2% (30 June 2022 – 5.1%, 31 December 2021 – 5.8%).

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the nine months ended 30 September 2022. It is being presented on a transitional basis as calculated under the PRA Rulebook Instrument requirements.

	CET1 £m	AT1 £m	Tier 2 £m	Total £m
At 31 December 2021	28,596	4,446	5,706	38,748
Attributable profit for the period	2,078	-	-	2,078
Ordinary interim dividend paid	(364)	-	-	(364)
Special dividend paid	(1,746)	-	-	(1,746)
Directed buyback	(1,212)	-	-	(1,212)
Foreseeable dividends	(386)	-	-	(386)
Foreseeable pension contributions	(282)	-	-	(282)
Foreign exchange reserve	384	-	-	384
FVOCI reserve	(374)	-	-	(374)
Own credit	(137)	-	-	(137)
Share capital and reserve movements in respect of employee share schemes	75	-	-	75
Goodwill and intangibles deduction	(649)	-	-	(649)
Deferred tax assets	74	-	-	74
Prudential valuation adjustments	(45)	-	-	(45)
End of 2021 transitional relief on grandfathered instruments	-	(571)	(232)	(803)
Net dated subordinated debt instruments	-	-	(1,043)	(1,043)
Foreign exchange movements	(254)	-	632	378
Adjustment under IFRS 9 transitional arrangements	(263)	-	-	(263)
Other movements	61	-	(264)	(203)
At 30 September 2022	25,556	3,875	4,799	34,230

–	The CET1 decrease was primarily due to the directed buyback of £1.2 billion, foreseeable dividend and pension contribution accruals of £0.7 billion, a £0.3 billion decrease in the IFRS 9 transitional adjustment, the removal of the adjustment for prudential amortisation on software development costs of £0.4 billion, £0.3 billion due to FX loss on retranslation on the redemption of a US dollar instrument and other reserve movements in the period. Attributable profit of £2.1 billion was offset by an ordinary dividend of £0.4 billion and a special dividend of £1.7 billion paid to shareholders.

–	The AT1 and Tier 2 movements are due to the end of the 2021 transitional relief on grandfathered instruments, impact of liability management exercise in August and FX movements. In Tier 2 there was also a £0.3 billion decrease in the Tier 2 surplus provisions.

NatWest Group – Form 6-K Q3 Results 2022	32

Risk and capital management

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the period, by key drivers.

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 31 December 2021	120.2	7.9	7.9	21.0	157.0
Foreign exchange movement	2.1	-	-	-	2.1
Business movement	3.8	0.3	1.2	(1.9)	3.4
Risk parameter changes	(3.5)	-	-	-	(3.5)
Methodology changes	0.2	0.4	-	-	0.6
Model updates	20.1	(0.1)	0.2	-	20.2
Acquisitions and disposals	(1.3)	-	-	-	(1.3)
At 30 September 2022	141.6	8.5	9.3	19.1	178.5

The table below analyses segmental RWAs.

	Go-forward group
Total RWAs	Retail Banking £bn	Private Banking £bn	Commercial & Institutional £bn	Central items & other £bn	Total excluding Ulster Bank RoI £bn	Ulster Bank RoI £bn	Total NatWest Group £bn
At 31 December 2021	36.7	11.3	98.1	1.8	147.9	9.1	157.0
Foreign exchange movement	-	-	1.9	-	1.9	0.2	2.1
Business movement	2.5	(0.2)	2.5	(0.2)	4.6	(1.2)	3.4
Risk parameter changes	(1.5)	-	(2.0)	-	(3.5)	-	(3.5)
Methodology changes	-	-	0.4	-	0.4	0.2	0.6
Model updates	15.3	-	3.9	-	19.2	1.0	20.2
Acquisitions and disposals	-	-	-	-	-	(1.3)	(1.3)
At 30 September 2022	53.0	11.1	104.8	1.6	170.5	8.0	178.5

Credit risk	46.0	9.9	77.1	1.5	134.5	7.1	141.6
Counterparty credit risk	0.1	-	8.4	-	8.5	-	8.5
Market risk	0.2	-	9.1	-	9.3	-	9.3
Operational risk	6.7	1.2	10.2	0.1	18.2	0.9	19.1
Total RWAs	53.0	11.1	104.8	1.6	170.5	8.0	178.5

Total RWAs increased by £21.5 billion to £178.5 billion during the period mainly reflecting:

–	An increase in model updates totalling £20.2 billion, primarily due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022 within Retail Banking and Commercial & Institutional.

–	An increase in business movements totalling £3.4 billion, driven by increased credit risk exposures within Retail Banking and Commercial & Institutional, partially offset by a reduction in credit risk exposures within Ulster Bank ROI.

–	A partially offsetting reduction of £3.5 billion RWAs due to improved risk metrics within Commercial & Institutional and Retail Banking.

–	An increase in disposals leading to a £1.3 billion reduction in RWAs relating to the phased withdrawal from the Republic of Ireland.

NatWest Group – Form 6-K Q3 Results 2022	33

Risk and capital management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory liquidity coverage ratio (LCR) categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow coverage purposes.

	Liquidity value
	30 September 2022	30 June 2022	31 December 2021
	NatWest Group (1) £m	NatWest Group £m	NatWest Group £m
Cash and balances at central banks	155,173	176,976	174,328
AAA to AA- rated governments	26,237	18,458	31,073
A+ and lower rated governments	35	3	25
Government guaranteed issuers, public sector entities and government sponsored entities	247	236	307
International organisations and multilateral development banks	2,490	2,589	2,720
LCR level 1 bonds	29,009	21,286	34,125
LCR level 1 assets	184,182	198,262	208,453
LCR level 2 assets	-	-	117
Non-LCR eligible assets	-	-	-
Primary liquidity	184,182	198,262	208,570
Secondary liquidity (2)	67,004	70,186	77,849
Total liquidity value	251,186	268,448	286,419

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

NatWest Group – Form 6-K Q3 Results 2022	34

Condensed consolidated income statement for the period ended 30 September 2022 (unaudited)

	Nine months ended		Quarter ended
	30 September 2022 £m	30 September 2021 £m	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Interest receivable	8,591	6,909	3,341	2,820	2,299
Interest payable	(1,617)	(1,296)	(701)	(513)	(430)
Net interest income	6,974	5,613	2,640	2,307	1,869
Fees and commissions receivable	2,145	1,970	721	731	666
Fees and commissions payable	(468)	(425)	(168)	(151)	(140)
Income from trading activities	969	326	260	347	95
Other operating income	(172)	343	(224)	(23)	196
Non-interest income	2,474	2,214	589	904	817
Total income	9,448	7,827	3,229	3,211	2,686
Staff costs	(2,687)	(2,761)	(879)	(907)	(881)
Premises and equipment	(820)	(765)	(286)	(283)	(263)
Other administrative expenses	(1,429)	(1,291)	(531)	(427)	(588)
Depreciation and amortisation	(613)	(613)	(200)	(216)	(199)
Operating expenses	(5,549)	(5,430)	(1,896)	(1,833)	(1,931)
Profit before impairment (losses)/releases	3,899	2,397	1,333	1,378	755
Impairment (losses)/releases	(193)	904	(247)	18	221
Operating profit before tax	3,706	3,301	1,086	1,396	976
Tax charge	(1,229)	(762)	(434)	(409)	(330)
Profit from continuing operations	2,477	2,539	652	987	646
(Loss)/profit from discontinued operations, net of tax	(206)	275	(396)	127	98
Profit for the period	2,271	2,814	256	1,114	744
Attributable to:
Ordinary shareholders	2,078	2,516	187	1,050	674
Preference shareholders	-	14	-	-	5
Paid-in equity holders	188	241	67	62	63
Non-controlling interests	5	43	2	2	2
	2,271	2,814	256	1,114	744

Earnings per ordinary share - continuing operations	23.0p	20.6p	6.0p	9.5p	5.4p
Earnings per ordinary share - discontinued operations	(2.1p)	2.5p	(4.1p)	1.3p	0.9p
Total earnings per share attributable to ordinary shareholders - basic	20.9p	23.1p	1.9p	10.8p	6.3p
Earnings per ordinary share - fully diluted continuing operations	22.9p	20.5p	6.0p	9.4p	5.4p
Earnings per ordinary share - fully diluted discontinued operations	(2.1p)	2.5p	(4.1p)	1.3p	0.9p
Total earnings per share attributable to ordinary shareholders - fully diluted	20.8p	23.0p	1.9p	10.7p	6.3p

(1)	At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The number of shares for earnings per share has been adjusted retrospectively.

NatWest Group – Form 6-K Q3 Results 2022	35

Condensed consolidated statement of comprehensive income for the period ended 30 September 2022 (unaudited)

	Nine months ended		Quarter ended
	30 September 2022 £m	30 September 2021 £m	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Profit for the period	2,271	2,814	256	1,114	744
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(682)	(740)	(165)	(9)	(6)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss (FVTPL) due to own credit risk	102	(29)	11	52	(4)
Fair value through other comprehensive income (FVOCI) financial assets	42	11	39	(6)	3
Tax (1)	136	185	13	1	3
	(402)	(573)	(102)	38	(4)
Items that do qualify for reclassification
FVOCI financial assets	(451)	(145)	7	(220)	-
Cash flow hedges (2)	(3,978)	(610)	(2,421)	(574)	(245)
Currency translation	358	(267)	173	150	21
Tax (2)	1,259	130	693	227	65
	(2,812)	(892)	(1,548)	(417)	(159)
Other comprehensive loss after tax	(3,214)	(1,465)	(1,650)	(379)	(163)
Total comprehensive (loss)/income for the period	(943)	1,349	(1,394)	735	581
Attributable to:
Ordinary shareholders	(1,136)	1,047	(1,463)	672	512
Preference shareholders	-	14	-	-	5
Paid-in equity holders	188	241	67	62	63
Non-controlling interests	5	47	2	1	1
	(943)	1,349	(1,394)	735	581

(1)	Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year. Following this assessment, a remeasurement loss of £150 million offset by tax of £15 million was recorded in OCI in relation to a material movement on valuation of a non-UK scheme. The movement from the year end has primarily arisen due to changes in underlying interest and inflation rates, and changes in asset values.

(2)	The unrealised losses on cash flow hedge reserves is mainly driven by deferment of losses on GBP net received fixed swaps as interest rates have increased, with an offsetting impact of £1 billion included within the tax movement.

NatWest Group – Form 6-K Q3 Results 2022	36

Condensed consolidated balance sheet as at 30 September 2022 (unaudited)

	30 September 2022 £m	31 December 2021 £m
Assets
Cash and balances at central banks	155,266	177,757
Trading assets	57,833	59,158
Derivatives	141,002	106,139
Settlement balances	7,587	2,141
Loans to banks - amortised cost	9,554	7,682
Loans to customers - amortised cost	371,812	358,990
Other financial assets	30,257	46,145
Intangible assets	6,961	6,723
Other assets	9,012	8,242
Assets of disposal groups	12,209	9,015
Total assets	801,493	781,992
Liabilities
Bank deposits	24,713	26,279
Customer deposits	473,026	479,810
Settlement balances	7,220	2,068
Trading liabilities	64,754	64,598
Derivatives	134,958	100,835
Other financial liabilities	46,895	49,326
Subordinated liabilities	6,592	8,429
Notes in circulation	3,077	3,047
Other liabilities	5,302	5,797
Total liabilities	766,537	740,189
Equity
Ordinary shareholders’ interests	31,054	37,412
Other owners’ interests	3,890	4,384
Owners’ equity	34,944	41,796
Non-controlling interests	12	7
Total equity	34,956	41,803
Total liabilities and equity	801,493	781,992

NatWest Group – Form 6-K Q3 Results 2022	37

Condensed consolidated statement of changes in equity for the period ended 30 September 2022 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners’	controlling	Total
	reserves (1)	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	12,980	3,890	12,966	11,960	41,796	7	41,803
Profit attributable to ordinary shareholders and other equity owners
- continuing operations			2,472		2,472	5	2,477
- discontinued operations			(206)		(206)		(206)
Other comprehensive income
- Realised gains in period on FVOCI equity shares			113	(113)	-		-
- Remeasurement of retirement benefit schemes (2)			(682)		(682)		(682)
- Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk			102		102		102
- Unrealised losses: FVOCI (7)				(567)	(567)		(567)
- Amounts recognised in equity: cash flow hedges (6)				(3,707)	(3,707)		(3,707)
- Foreign exchange reserve movement				358	358	-	358
- Amount transferred from equity to earnings				(113)	(113)		(113)
- Tax (2, 6)			121	1,274	1,395		1,395
Ordinary share dividends paid			(1,205)		(1,205)		(1,205)
Special dividends paid			(1,746)		(1,746)		(1,746)
Paid-in equity dividends paid			(188)		(188)		(188)
Shares repurchased during the period (3,4)	-		(2,054)		(2,054)		(2,054)
Shares and securities issued during the period	-		8		8		8
Tax on reclassification of paid-in equity			(36)		(36)		(36)
Redemption of preference shares (5)			(750)		(750)		(750)
Share-based payments			(29)		(29)		(29)
Movement in own shares held	96				96		96
At 30 September 2022	13,076	3,890	8,886	9,092	34,944	12	34,956

30 September
2022
Attributable to:	£m
Ordinary shareholders	31,054
Paid-in equity holders	3,890
Non-controlling interests	12
34,956
*Other reserves consist of:
Merger reserve	10,881
FVOCI reserve	(105)
Cash flow hedging reserve	(3,273)
Foreign exchange reserve	1,589
9,092

(1)	Share capital and statutory reserves includes share capital, share premium, capital redemption reserve and own shares held.
(2)	Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year. Following this assessment, a remeasurement loss of £150 million offset by tax of £15 million was recorded in OCI in relation to a material movement on valuation of a non-UK scheme. The movement from the year end has primarily arisen due to changes in underlying interest and inflation rates, and changes in asset values.
(3)	In March 2022, there was an agreement with HM Treasury to buy 549.9 million ordinary shares in NatWest Group plc from UK Government Investments Ltd, at 220.5 pence per share for the total consideration of £1.22 billion. NatWest Group cancelled all 549.9 million of the purchased ordinary shares. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(4)	NatWest Group plc repurchased and cancelled 379.3 million shares for total consideration of £829.3 million excluding fees to Q3 2022 as part of the On Market Share Buyback Programme which has now concluded. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(5)	Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in P&L reserves as a result of FX unlocking.
(6)	The unrealised losses on cash flow hedge reserves is mainly driven by deferment of losses on GBP net received fixed swaps as interest rates have increased, with an offsetting impact of £1 billion included within the tax movement.
(7)	Certain assets within this category have been subject to economic hedges (refer to notable items on page 9). The effect of those creates a temporary difference between Other Comprehensive income and the income statement due to the difference in recognition criteria. This temporary difference is expected to reverse through the income statement over the duration of the hedge.

NatWest Group – Form 6-K Q3 Results 2022	38

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2021 Annual Report on Form 20-F. The directors have prepared these on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

Comparative period results have been re-presented from those previously published to reclassify certain items as discontinued operations. For further details refer to Note 4 on page 40.

2. Accounting policies

NatWest Group’s principal accounting policies are as set out on pages 36 to 42 of NatWest Group plc’s 2021 Annual Report on Form 20-F. Amendments to IFRS effective from 1 January 2022 had no material effect on the condensed consolidated financial statements.

Critical accounting policies and key sources of estimation uncertainty

The judgments and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgments are noted on page 42 of NatWest Group plc’s 2021 Annual Report on Form 20-F. Management’s consideration of uncertainty is outlined in the relevant sections of NatWest Group plc’s 2021 Annual Report on Form 20-F, including the ECL estimate for the period in the Risk and capital management section contained in NatWest Group plc’s 2021 Annual Report on Form 20-F.

Information used for significant estimates

Key financial estimates are based on management’s latest five-year revenue and cost forecasts. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Changes in judgments and assumptions could result in a material adjustment to those estimates in future reporting periods. (Refer to the Summary Risk Factors included in NatWest Group plc’s Interim Results 2022 on Form 6-K and the Risk Factors included in the 2021 Annual Report on Form 20-F).

On 17 October 2022, the Chancellor of the Exchequer confirmed that in line with the previously enacted legislation, the UK corporation tax rate will increase to 25% from 1 April 2023. HM Treasury are expected to confirm the future bank corporation tax surcharge rate at the Autumn Statement scheduled for 17th November 2022. Based on the current enacted legislation, the Bank Corporation Tax Surcharge rate will reduce from 8% to 3% from 1 April 2023. In line with the requirements of IAS 12, enacted tax rates have been used to determine the deferred tax balances.

3. Effect of reclassification

In June 2022 UBIDAC announced the cessation of new mortgage business to its customers. On 1 July 2022 UBIDAC mortgages in both its continuing and discontinued businesses were reclassified from amortised cost to fair value through profit or loss, reflecting the change in business model. We fair value these assets using a discounted cash flow method. Key inputs include assumptions around cash flows from legally binding sales agreements for those mortgage assets that form part of the assets of disposal groups. The effect of this is shown below:

	Continuing	Discontinued
Ulster Bank RoI	operations	operations	Total
Gross loans to customers (€bn) (1 July 2022)	1.0	12.5	13.5
Loan impairment provisions (€bn) (1 July 2022)	(0.3)	(0.1)	(0.4)
Net book value (€bn) (1 July 2022)	0.7	12.4	13.1
Q3 2022 income statement movement (€m)	14	(433)	(419)
Of which: reclassification effect (1 July 2022) (€m)	22	(364)	(342)

NatWest Group – Form 6-K Q3 Results 2022	39

Notes

4. Discontinued operations and assets and liabilities of disposal groups

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since the publication of the Interim results on 29 July 2022 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of c.€4.2 billion (plus up to €2.8 billion of undrawn exposures), of gross performing commercial loans (as at 31 December 2020).

Successful migration of a further three tranches of gross performing commercial loans to AIB was completed during Q3 2022. Remaining migrations of commercial customers will be completed in phases over Q4 2022 and H1 2023. Colleagues who are wholly or mainly assigned to supporting this part of the business have begun to transfer to AIB under TUPE arrangements. Losses on disposal of €76 million have been recognised in the nine months to 30 September 2022 (€71 million in Q3 2022) in respect of those transactions completed to date.

Agreement with Permanent TSB p.l.c. (PTSB) for the sale of approximately €7.6 billion of gross performing non-tracker mortgages (as at 30 June 2021), the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

The planned migration of gross performing non-Tracker mortgages to PTSB is progressing and execution of the live migration is expected to commence before the end of the year. The transfer of the Lombard asset finance business, the business direct loan book and 25 branches to PTSB is still expected to be completed in H1 2023.

Agreement with AIB for the sale of c.€6 billion portfolio of gross performing tracker and linked mortgages (as at 31 March 2022).

Migration of the portfolio of gross performing tracker and linked mortgages is still on track for delivery in Q2 2023. UBIDAC and AIB remain actively engaged with the Irish Competition and Consumer Protection Commission (CCPC) as it continues its review of the transaction.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. The Ulster Bank RoI operating segment continues to be reported separately and reflects the results and balance sheet position of its continuing operations.

In Q3 2022 we reclassified mortgage loans to fair value through profit or loss, which resulted in a €419 million reduction in mortgage financial assets in UBIDAC. This reclassification applies across both our continuing and discontinued operations.

(a)	(Loss)/profit from discontinued operations, net of tax

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Interest receivable	160	257	4	78	85
Net interest income	160	257	4	78	85
Non-interest income	(409)	9	(405)	(4)	3
Total income	(249)	266	(401)	74	88
Operating expenses	(35)	(33)	(11)	(13)	(11)
(Loss)/profit before impairment releases	(284)	233	(412)	61	77
Impairment releases	78	45	16	66	21
Operating (loss)/profit before tax	(206)	278	(396)	127	98
Tax charge	-	(3)	-	-	-
(Loss)/profit from discontinued operations, net of tax	(206)	275	(396)	127	98

(b) Assets and liabilities of disposal groups

	As at
	30 September	31 December
	2022	2021
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	2,161	9,002
Other financial assets - loans to customers at fair value through profit or loss	10,040	-
Derivatives	-	5
Other assets	8	8
	12,209	9,015
Liabilities of disposal groups
Other liabilities	5	5
	5	5
Net assets of disposal groups	12,204	9,010

NatWest Group – Form 6-K Q3 Results 2022	40

Notes

5. Litigation and regulatory matters

NatWest Group plc’s Interim Results 2022, issued on 29 July 2022, included disclosures about NatWest Group’s litigation and regulatory matters in Note 15. Set out below are the material developments in those matters (all of which have been previously disclosed) since publication of the Interim Results 2022.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

In September 2020, the United States District Court for the Southern District of New York (SDNY) dismissed, on various grounds, all claims against NWM Plc and other NatWest Group companies in the class action alleging that manipulation of JPY LIBOR and Euroyen TIBOR impacted the price of Euroyen TIBOR futures contracts. In October 2022, that decision was affirmed by the United States Court of Appeals for the Second Circuit.

A complaint was filed in August 2020 in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. In September 2022, the district court dismissed the complaint, subject to re-pleading by the plaintiffs. Plaintiffs filed an amended complaint in October 2022, which defendants will again seek to have dismissed.

FX litigation

An FX-related class action, on behalf of ‘consumers and end-user businesses’, is proceeding in the SDNY against NWM Plc and others. In March 2022, the SDNY denied the plaintiffs’ motion for class certification. Plaintiffs sought an immediate appeal of the decision but the appellate court declined to review the decision. As a result, the case is proceeding on an individual, non-class basis.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications. In October 2022, the CAT granted permission for the applicants to appeal that decision to the Court of Appeal.

6.	Auditor selection

The Group last tendered the 2016 audit and is required to undertake a tender for this work on a ten-year frequency. On 6 June 2022, the Group announced the start of a selection process for the statutory auditor. This extensive competitive tender process was led by the Group Audit Committee. The Board has approved the recommendation of the Group Audit Committee and accordingly, the Group announces its intention to appoint PricewaterhouseCoopers LLP (PwC) as its auditor for the financial year ending 31 December 2026, subject to shareholder approval at the 2026 Annual General Meeting.

Ernst & Young LLP (EY), our current auditor, will continue in its role and, subject to shareholder approval at the relevant Annual General Meetings, will undertake the statutory audit for the 2022-2025 financial years.

7.	Post balance sheet events

Other than as disclosed there have been no significant events between 30 September 2022 and the date of approval of these accounts that would require a change to or additional disclosure in the condensed consolidated financial statements.

NatWest Group – Form 6-K Q3 Results 2022	41

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2022.

As at
30 September
2022
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	10,539
Retained income and other reserves	24,405
Owners’ equity	34,944

NatWest Group indebtedness
Trading liabilities - debt securities in issue	821
Other financial liabilities – debt securities in issue	45,792
Subordinated liabilities	6,592
Total indebtedness	53,205
Total capitalisation and indebtedness	88,149

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 September 2022.

NatWest Group – Form 6-K Q3 Results 2022	42

Appendix

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

1. Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Total income	9,448	7,827	3,229	3,211	2,686
Less Ulster Bank RoI total income	4	(122)	37	(12)	(57)
Go-forward group income	9,452	7,705	3,266	3,199	2,629
Less notable items	(153)	(148)	168	(97)	(118)
Go-forward group income excluding notable items	9,299	7,557	3,434	3,102	2,511

2. Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Total operating expenses	5,549	5,430	1,896	1,833	1,931
Less litigation and conduct costs	(294)	(276)	(125)	(67)	(294)
Other operating expenses	5,255	5,154	1,771	1,766	1,637
Less Ulster Bank RoI other operating expenses	(353)	(339)	(110)	(130)	(113)
Go-forward group other operating expenses	4,902	4,815	1,661	1,636	1,524

3. Go-forward group profit before impairment releases/(losses)

Go-forward group profit before impairment releases/(losses) is calculated as total profit before impairment releases/(losses) less Ulster Bank RoI loss before impairment (losses)/releases.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Profit before impairment releases/(losses)	3,899	2,397	1,333	1,378	755
Less Ulster Bank RoI loss before
impairment (losses)/releases	372	229	151	129	55
Go-forward group profit before
impairment releases/(losses)	4,271	2,626	1,484	1,507	810

NatWest Group – Form 6-K Q3 Results 2022	44

Non-IFRS financial measures continued

4. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

Statutory analysis

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2022	2021	2022	2022	2021
Operating expenses	£m	£m	£m	£m	£m
Staff costs	2,687	2,761	879	907	881
Premises and equipment	820	765	286	283	263
Other administrative expenses	1,429	1,291	531	427	588
Depreciation and amortisation	613	613	200	216	199
Total operating expenses	5,549	5,430	1,896	1,833	1,931

NatWest Group – Form 6-K Q3 Results 2022	45

Non-IFRS financial measures continued

4. Operating expenses - management view continued

Non-statutory analysis

	Nine months ended
	30 September 2022
Operating expenses	Litigation and conduct costs £m	Other operating expenses £m	Statutory operating expenses £m
Continuing operations
Staff costs	29	2,658	2,687
Premises and equipment	-	820	820
Other administrative expenses	265	1,164	1,429
Depreciation and amortisation	-	613	613
Total	294	5,255	5,549

	Nine months ended
	30 September 2021
Operating expenses	Litigation and conduct costs £m	Other operating expenses £m	Statutory operating expenses £m
Continuing operations
Staff costs	-	2,761	2,761
Premises and equipment	-	765	765
Other administrative expenses	276	1,015	1,291
Depreciation and amortisation	-	613	613
Total	276	5,154	5,430

	Quarter ended
	30 September 2022
Operating expenses	Litigation and conduct costs £m	Other operating expenses £m	Statutory operating expenses £m
Continuing operations
Staff costs	11	868	879
Premises and equipment	-	286	286
Other administrative expenses	114	417	531
Depreciation and amortisation	-	200	200
Total	125	1,771	1,896

	Quarter ended
	30 June 2022
Operating expenses	Litigation and conduct costs £m	Other operating expenses £m	Statutory operating expenses £m
Continuing operations
Staff costs	11	896	907
Premises and equipment	-	283	283
Other administrative expenses	56	371	427
Depreciation and amortisation	-	216	216
Total	67	1,766	1,833

	Quarter ended
	30 September 2021
Operating expenses	Litigation and conduct costs £m	Other operating expenses £m	Statutory operating expenses £m
Continuing operations
Staff costs	-	881	881
Premises and equipment	-	263	263
Other administrative expenses	294	294	588
Depreciation and amortisation	-	199	199
Total	294	1,637	1,931

NatWest Group – Form 6-K Q3 Results 2022	46

Non-IFRS financial measures continued

5. Cost:income ratio

The cost:income ratio is calculated as total operating expenses less operating lease depreciation divided by total income less operating lease depreciation. The cost:income ratio of the Go-forward group excludes Ulster Bank RoI.

This is a common metric used to compare profitability across the banking industry.

	Go-forward group
Nine months ended 30 September 2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items and other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations
Operating expenses	(1,935)	(424)	(2,713)	(109)	(5,181)	(368)	(5,549)
Operating lease depreciation	-	-	94	-	94	-	94
Adjusted operating expenses	(1,935)	(424)	(2,619)	(109)	(5,087)	(368)	(5,455)
Total income	4,029	746	4,594	83	9,452	(4)	9,448
Operating lease depreciation	-	-	(94)	-	(94)	-	(94)
Adjusted total income	4,029	746	4,500	83	9,358	(4)	9,354
Cost:income ratio	48.0%	56.8%	58.2%	nm	54.4%	nm	58.3%
Nine months ended 30 September 2021
Continuing operations
Operating expenses	(1,739)	(365)	(2,698)	(277)	(5,079)	(351)	(5,430)
Operating lease depreciation	-	-	106	-	106	-	106
Adjusted operating expenses	(1,739)	(365)	(2,592)	(277)	(4,973)	(351)	(5,324)
Total income	3,281	563	3,670	191	7,705	122	7,827
Operating lease depreciation	-	-	(106)	-	(106)	-	(106)
Adjusted total income	3,281	563	3,564	191	7,599	122	7,721
Cost:income ratio	53.0%	64.8%	72.7%	nm	65.4%	nm	69.0%

Quarter ended 30 September 2022

Continuing operations
Operating expenses	(693)	(139)	(893)	(57)	(1,782)	(114)	(1,896)
Operating lease depreciation	-	-	30	-	30	-	30
Adjusted operating expenses	(693)	(139)	(863)	(57)	(1,752)	(114)	(1,866)
Total income	1,475	285	1,657	(151)	3,266	(37)	3,229
Operating lease depreciation	-	-	(30)	-	(30)	-	(30)
Adjusted total income	1,475	285	1,627	(151)	3,236	(37)	3,199
Cost:income ratio	47.0%	48.8%	53.0%	nm	54.1%	nm	58.3%
Quarter ended 30 June 2022
Continuing operations
Operating expenses	(597)	(146)	(898)	(51)	(1,692)	(141)	(1,833)
Operating lease depreciation	-	-	32	-	32	-	32
Adjusted operating expenses	(597)	(146)	(866)	(51)	(1,660)	(141)	(1,801)
Total income	1,337	245	1,562	55	3,199	12	3,211
Operating lease depreciation	-	-	(32)	-	(32)	-	(32)
Adjusted total income	1,337	245	1,530	55	3,167	12	3,179
Cost:income ratio	44.7%	59.6%	56.6%	nm	52.4%	nm	56.7%
Quarter ended 30 September 2021
Continuing operations
Operating expenses	(552)	(116)	(874)	(277)	(1,819)	(112)	(1,931)
Operating lease depreciation	-	-	36	-	36	-	36
Adjusted operating expenses	(552)	(116)	(838)	(277)	(1,783)	(112)	(1,895)
Total income	1,131	195	1,196	107	2,629	57	2,686
Operating lease depreciation	-	-	(36)	-	(36)	-	(36)
Adjusted total income	1,131	195	1,160	107	2,593	57	2,650
Cost:income ratio	48.8%	59.5%	72.2%	nm	68.8%	nm	71.5%

NatWest Group – Form 6-K Q3 Results 2022	47

Non-IFRS financial measures continued

6. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as annualised profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go forward RWAe applying factor is the Go-forward group average RWAe as a percentage of total NatWest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

	Nine months ended		Quarter ended or as at
NatWest Group return on tangible equity	30 September 2022 £m	30 September 2021 £m	30 September 2022 £m	30 June 2022 £m	30 September 2021 £m
Profit attributable to ordinary shareholders	2,078	2,516	187	1,050	674
Annualised profit attributable to ordinary shareholders	2,771	3,355	748	4,200	2,696
Average total equity	38,821	42,978	36,956	38,625	42,507
Adjustment for other owners’ equity and intangibles	(11,099)	(11,525)	(11,200)	(10,944)	(10,881)
Adjusted total tangible equity	27,722	31,453	25,756	27,681	31,626
Return on tangible equity	10.0%	10.7%	2.9%	15.2%	8.5%
Go-forward group return on tangible equity
Profit attributable to ordinary shareholders	2,078	2,516	187	1,050	674
Less Ulster Bank RoI loss from continuing operations, net of tax	369	278	157	149	60
Less profit from discontinued operations	206	(275)	396	(127)	(98)
Go-forward group profit attributable to ordinary shareholders	2,653	2,519	740	1,072	636
Annualised go-forward group profit attributable to ordinary shareholders	3,537	3,359	2,960	4,288	2,544
Average total equity	38,821	42,978	36,956	38,625	42,507
Adjustment for other owners’ equity and intangibles	(11,099)	(11,525)	(11,200)	(10,944)	(10,881)
Adjusted total tangible equity	27,722	31,453	25,756	27,681	31,626
Go-forward group RWAe applying factor	95%	94%	95%	94%	94%
Go-forward group total tangible equity	26,197	29,566	24,468	26,020	29,728
Go-forward group return on tangible equity	13.5%	11.4%	12.1%	16.5%	8.6%

NatWest Group – Form 6-K Q3 Results 2022	48

Non-IFRS financial measures continued

7. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional tangible equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

Nine months ended 30 September 2022	Retail Banking	Private Banking	Commercial & Institutional
Operating profit (£m)	1,952	326	1,821
Paid-in equity cost allocation (£m)	(60)	(9)	(141)
Adjustment for tax (£m)	(530)	(89)	(420)
Adjusted attributable profit (£m)	1,362	228	1,260
Annualised adjusted attributable profit (£m)	1,816	304	1,680
Average RWAe (£bn)	52.7	11.3	102.9
Equity factor (%)	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.4
Return on equity (%)	26.5%	24.5%	11.7%

Nine months ended 30 September 2021
Operating profit (£m)	1,583	240	1,815
Preference share and paid-in equity cost allocation (£m)	(60)	(15)	(177)
Adjustment for tax (£m)	(426)	(63)	(410)
Adjusted attributable profit (£m)	1,097	162	1,229
Annualised adjusted attributable profit (£m)	1,463	216	1,639
Average RWAe (£bn)	35.7	11.1	107.0
Equity factor (%)	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.2	1.4	13.9
Return on equity (%)	28.3%	15.5%	11.8%

Quarter ended 30 September 2022
Operating profit (£m)	666	139	645
Paid-in equity cost allocation (£m)	(20)	(3)	(48)
Adjustment for tax (£m)	(181)	(38)	(149)
Adjusted attributable profit (£m)	465	98	448
Annualised adjusted attributable profit (£m)	1,860	392	1,792
Average RWAe (£bn)	53.0	11.2	105.0
Equity factor (%)	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.7
Return on equity (%)	27.0%	31.8%	12.2%

Quarter ended 30 June 2022
Operating profit (£m)	719	105	712
Paid-in equity cost allocation (£m)	(20)	(3)	(47)
Adjustment for tax (£m)	(196)	(29)	(166)
Adjusted attributable profit (£m)	503	73	499
Annualised adjusted attributable profit (£m)	2,012	294	1,996
Average RWAe (£bn)	52.4	11.3	101.0
Equity factor (%)	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.1
Return on equity (%)	29.5%	23.5%	14.0%

Quarter ended 30 September 2021
Operating profit (£m)	563	94	552
Preference share and paid-in equity cost allocation (£m)	(20)	(5)	(59)
Adjustment for tax (£m)	(152)	(25)	(123)
Adjusted attributable profit (£m)	391	64	370
Annualised adjusted attributable profit (£m)	1,564	256	1,480
Average RWAe (£bn)	36.1	11.3	103.4
Equity factor (%)	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.2	1.4	13.4
Return on equity (%)	29.9%	18.1%	11.0%

NatWest Group – Form 6-K Q3 Results 2022	49

Non-IFRS financial measures continued

8. Bank net interest margin

Bank net interest margin is defined as annualised net interest income of the Go-forward group, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2022	2021	2022	2022	2021
Go-forward group	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income	6,974	5,613	2,640	2,307	1,869
Less Ulster Bank RoI net interest income	(12)	(18)	(6)	(2)	(3)
Bank net interest income	6,962	5,595	2,634	2,305	1,866
Annualised NatWest Group net interest income	9,324	7,505	10,474	9,253	7,415
Annualised Bank net interest income	9,308	7,480	10,450	9,245	7,403
Average interest earning assets (IEA)	546,918	509,757	548,008	548,371	522,032
Less Ulster Bank RoI average IEA	(1,436)	(2,128)	(771)	(1,544)	(1,958)
Less liquid asset buffer average IEA	(204,224)	(184,548)	(197,304)	(206,843)	(194,713)
Bank average IEA	341,259	323,081	349,933	339,984	325,361

Bank net interest margin	2.73%	2.32%	2.99%	2.72%	2.28%

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2022	2021	2022	2022	2021
Retail Banking	£m	£m	£m	£m	£m
Net interest income	3,719	3,017	1,379	1,228	1,041
Annualised net interest income	4,972	4,034	5,471	4,925	4,130
Retail Banking average IEA	188,604	177,644	192,129	188,081	180,234
Less liquid asset buffer average IEA	-	-	-	-	-
Adjusted Retail Banking average IEA	188,604	177,644	192,129	188,081	180,234

Retail Banking net interest margin	2.64%	2.27%	2.85%	2.62%	2.29%
Private Banking
Net interest income	526	354	211	172	122
Annualised net interest income	703	473	837	690	484
Private Banking average IEA	19,056	18,125	19,154	19,144	18,595
Less liquid asset buffer average IEA	-	-	-	-	-
Adjusted Private Banking average IEA	19,056	18,125	19,154	19,144	18,595

Private Banking net interest margin	3.69%	2.61%	4.37%	3.60%	2.60%
Commercial & Institutional
Net interest income	2,895	2,210	1,131	961	723
Annualised adjusted net interest income	3,871	2,955	4,487	3,855	2,868
Commercial & Institutional average IEA	168,707	163,297	173,043	168,498	163,194
Less liquid asset buffer average IEA	(43,285)	(42,147)	(43,238)	(43,558)	(43,317)
Adjusted Commercial & Institutional average IEA	125,422	121,150	129,805	124,940	119,877

Commercial & Institutional net interest margin	3.09%	2.44%	3.46%	3.09%	2.39%

NatWest Group – Form 6-K Q3 Results 2022	50

Non-IFRS financial measures continued

9. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	As at
	30 September	30 June	31 December
	2022	2022 (1)	2021 (1)
Ordinary shareholders’ interests (£m)	31,054	34,727	37,412
Less intangible assets (£m)	(6,961)	(6,869)	(6,723)
Tangible equity (£m)	24,093	27,858	30,689
Ordinary shares in issue (millions)	9,650	10,436	11,272
TNAV per ordinary share (pence)	250p	267p	272p

(1)	At the General Meeting and Class Meeting on 25 August, the shareholders approved the proposed special dividend and share consolidation. On 30 August the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted.

10. Go-forward group net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions. Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

	As at
	30 September	30 June	31 December
	2022	2022	2021
	£bn	£bn	£bn
Total loans to customers (amortised cost)	375.1	366.0	362.8
Less loan impairment provisions	(3.3)	(3.4)	(3.8)
Net loans to customers (amortised cost)	371.8	362.6	359.0
Less Ulster Bank RoI net loans to customers (amortised cost)	(0.3)	(1.0)	(6.7)
Go-forward group net lending	371.5	361.6	352.3

11. Go-forward group customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits.

	As at
	30 September	30 June	31 December
	2022	2022	2021
	£bn	£bn	£bn
Total customer deposits	473.0	492.1	479.8
Less Ulster Bank RoI customer deposits	(11.3)	(15.9)	(18.4)
Go-forward group customer deposits	461.7	476.2	461.4

NatWest Group – Form 6-K Q3 Results 2022	51

Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with the European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan:deposit ratio

Loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos.

This is a common metric used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers.

	As at
	30 September	30 June	31 December
	2022	2022	2021 (1)
	£m	£m	£m
Loans to customers - amortised cost	371,812	362,551	358,990
Less reverse repos	(27,613)	(25,084)	(25,962)
	344,199	337,467	333,028
Customer deposits	473,026	492,075	479,810
Less repos	(11,855)	(19,195)	(14,541)
	461,171	472,880	465,269
Loan:deposit ratio (%)	75%	71%	72%

(1)	Re-presented.

2. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans.

3. Funded assets

Funded assets are calculated as total assets less derivative assets.

This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4. AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional franchises.

Private Banking is the centre of expertise for asset management across NatWest Group servicing all client segments across Retail Banking, Private Banking and Commercial & Institutional.

5. Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). Net new money excludes the impact of EEA resident client outflows following the UK’s exit from the EU.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional.

6. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

7. Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios.

Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group – Form 6-K Q3 Results 2022	52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer
28 October 2022

NatWest Group – Form 6-K Q3 Results 2022	53